22 August 2002

The Manager
Stop 3-9
Office of International Corporate Finar
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692
EXECUTIVE MANAGEMENT CHANGE
SOUTHCORP WINES - THE AMERICAS

We enclose herewith for filing a copy of notice that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.

Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

02 SEP -9 AM 10:35

LINDEMANS
making life more enjoyable

NEWS RELEASE

EXECUTIVE MANAGEMENT CHANGE
SOUTHCORP WINES – THE AMERICAS

22 August 2002

Southcorp Limited today announced the appointment of Thomas P. Burnet as Chief Executive Officer and President, Southcorp Wines, the Americas. Mr Burnet will report directly to Managing Director and CEO Keith Lambert and will be a member of the Executive. He will join Southcorp on 9 September 2002 and succeeds John W. Gay who has been appointed Chairman, Southcorp Wines, the Americas.

Mr Burnet is currently President Brown-Forman Wines, the second largest US-based premium wine business, with brands such as Fetzer, Bolla Wines and Korbel Champagne and revenue exceeding US$0.5 billion. During his twelve years with Brown-Forman Mr Burnet has held a number of positions including two years as President Advance Markets Group running the international spirits business and six years as Senior Vice President and Chief Financial Officer.

Southcorp Ltd Managing Director and CEO Keith Lambert said: "Our business in the Americas has shown excellent volume growth and a strong profit contribution to the group, contributing 47%, or $AUD134 million, of group EBITA in 2002. Sales volumes stand at over 5 million cases, with Southcorp's premium core brands of Lindemans and Rosemount ranking in the top 20, and Penfolds having shown strong growth to 63rd ranking of all wine sold in the United States.

"Working with John we developed a plan to search for his successor who would take up the challenge for the future. Securing a person of Tom's calibre is testimony to the appeal of Southcorp's Americas business, based on its brand strength and growth potential. Tom's exceptionally well qualified to profitably grow Southcorp's business in the Americas.

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia
Tel: 02 9465 1000 : Fax: 02 9465 1182

"I am pleased that John Gay, who for the past 18 years has dedicated himself to developing the Australian wine industry in the Americas, has accepted the position of Chairman, Southcorp Wines the Americas. John will also take the leadership role in a number of key product development projects within Southcorp's wider business."

For further information, please contact:

Dr Robert Porter
General Manager Investor Relations & Corporate Affairs
Tel: 02 9465 1154
Mob: 0407 391 829

Michelle Lawlor
Global Brand Communications Director
Tel: 02 9465 1224
Mob: 0402 894 303

www.southcorp.com.au contains copies of the press release.

THOMAS PALMER BURNET

BROWN-FORMAN CORPORATION, Louisville, KY (1990-2002)
Brown-Forman is a US$2 billion consumer products company and one of the largest international marketers of wine and spirits. Major brands include Jack Daniel's, Southern Comfort, Fetzer and Bolla Wines and Korbel Champagne.

- **PRESIDENT, BROWN-FORMAN WINES (1999-present)**
  Responsible for worldwide operations of the company's wine business. Currently 2nd largest U.S. based premium wine business. Revenues approximate US$0.5 billion.

- **PRESIDENT, ADVANCING MARKETS GROUP (1997-1999)**

- **SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER (1990-1996)**

EDUCATION

University of Chicago
MBA, Finance and Accounting (1978)

Princeton University
A.B., Economics (1976)

Certified Public Accountant

OUTSIDE ACTIVITIES

- Father of six children
- Board member for Volunteers of America (an organisation to help the homeless)
- Court Appointed Special Advocate (CASA)
- Louisville Collegiate School
- Little League Baseball Coach.

Southcorp Full Year Results
Sydney 20 August 2002
Transcript of Investment Presentation

02 SEP -9 10:

Robert Porter [General Manager Investor Relations & Corporate Affairs]: For those of you I haven't met before I look forward to doing so shortly. I would also like to welcome those people joining us by teleconference and also via webcast. We also have all the Australian based executive committee members from Southcorp and I know Keith will introduce those people in a moment and they will obviously be very keen to catch up with you over lunch, which will follow the presentation.

I note, when I came in, that there is a sign outside saying there is a seminar next door: "The end of agony" seminar. I think that's purely coincidental Keith!

Today's presentation will take about 50 minutes in total we expect. We will obviously take questions at the end of the session. The Chairman of Southcorp, Rick Allett, will introduce the presentation, make a few comments and then pass over to Keith to commence the major part of today's presentation.

Rick Allert, [Chairman]: Thank you Rob and good morning ladies and gentlemen. Can I welcome you on behalf of the Board of Directors of Southcorp to this Annual Results Presentation and as Chairman of the Board I am very pleased to report significant progress in capturing both the marketing and financial performance benefits from our focus and drive to being a leading premium wine company.

For the year ended 30th June 2002 I can report a net profit after tax excluding business divestments of $175.2M, that's excluding the profits from divestments. And that figure is up 23.2% on the previous year. Earnings per share before amortisation and before the profit after tax from the sale of businesses was 29.1¢ per share, up from 25.6¢ in 2002.

Of particular and pleasing interest was that our earnings before interest tax and amortisation and pre SGARA from our wine business were $287.1M, an increase of 13.8% on a like for like basis measured exactly the same including Rosemount 2001-2002, so an increase of 13.8% on our wine earnings.

The Directors have declared a final dividend of 11¢ per share, taking the full year dividend to 22¢ per share, a 4.8% increase on the 2001 dividend and the dividend for 2002 will be 100% franked.

The integration of the Southcorp and Rosemount wine businesses has now been effectively completed. The company is now fully focused on the market, our customers and in continually improving our wine portfolio efficiency.

Today's presentation will demonstrate the significant progress that has been made in implementing the model that Keith Lambert and his management team have developed to grow a higher margin premium wine portfolio. From Keith's presentation you will be able to see the improvements in many of the

company's key business drivers which have already, and will continue to flow through to sustainable earnings growth strengthen cash flow and earn improved return on capital employed.

Let me also say that our commitment to producing quality wine which has been the hallmark of the Southcorp and Rosemount brands continues. In this respect you will no doubt already be aware that we won the Jimmy Watson trophy 10 days ago and I am pleased to report that 16 of our other wines including 6 Rosemount wines, 5 from Seppelts, 2 Coldstream Hills and 1 Penfolds won gold medals at the recent Melbourne wine show and in addition at the recent Brisbane wine show Lindemans Bin 65 Chardonnay also won a gold medal which is a great achievement for one of our mainstream commercial wines selling for under $10.

As we have said before both the board and the management recognise that it will take another two years to fully deliver on the total synergy gains possible from putting our two wine companies together. However I am sure that from the detail of today's presentation you will share the board and management's view that we are on track to deliver on all of our performance measures as we go forward.

Thank you for your support and interest in Southcorp and it is now my pleasure to ask our Chief Executive Keith Lambert to present the details of our results for the full financial year ending 30th June 2002.

Keith Lambert [Managing Director & CEO]: Thank you Rick and good morning ladies and gentlemen, and please accept my welcome to our results presentation today.

As Rob said we do have a number of our members of our executive committee here today and starting, you might just raise your hands, I will introduce you, starting on the left of course Martin Hudson our Chief General Counsel and Company Secretary. Mr Chris Hancock, our Global Marketing Director, Chris has been at the cornerstone of the complete revamp of the entire product line and done a fantastic job for us this year along with his team. Ms Dale Calhoun who is in charge of our Human Resources for the company, Mr Michael East who heads up the Australasian business as Executive Director, and Mr John Handell who is in charge of Global Operation whose job is to get the wines into production and at the end of the day to our customers.

I had been told that Mr Philip Shaw would be joining us but obviously he has either been delayed or had decided to make some more wine today and of course is excused for that reason. He might show up midstream. And of course I am also pleased that my personal assistant Carol Robinson is with us today to make sure everything runs smoothly as she normally does. David Jeffries is our General Manager, he is our General Manager of our Statutory Accounting, part of our finance team and he is also here.

Southcorp Full Year Results
Sydney 20 August 2002
Transcript of Investment Presentation

We are going to structure today's presentation a little bit differently. Of course we will go through the full year results, but we want to talk about the progress that we're making in transforming Southcorp to a premium wine company. We are going to deal with the highly competitive environment we are in, I think you all know that but perhaps underestimate just how competitive it is and what we're doing about that.

I think the key message that we'd like to leave with you today is that we have confidence that we have a business model that we've developed combined with a portfolio of wines that allows us to generate a sustainable increase in earnings and returns even in this more difficult operating environment and I believe Southcorp is uniquely placed with that business model and indeed with the portfolio of wines that it has to become a premium wine company and that's of course what the interesting aspect is.

I will of course talk about some of the progress that we have made in becoming a premium wine company this year. Peter Cleaves will take you through the financials in detail, then I will come back and talk about the market issues, there are a couple of major issues of concern to you and we want an opportunity to have a dialogue on those and no doubt will have an opportunity over the next few days as well to come back. Then we will look at the outlook for this current year that we're now in.

In terms of the progress we made in establishing Southcorp as a premium we are confident that we have the attributes, that is the brands and the assets and the business strategy and I believe we have made solid progress this year-end result. Ultimately we are looking to measure our progress and our achievements on sustainable earnings growth, return on capital which we want to be in excess of the cost of capital and to maintain that through business cycles.

We've also said that this transformation and integration and transformation of Southcorp would take at least two to three years and we never said it would happen overnight. Eighteen months into this merger we are very well on track. A merger of two companies is extremely complicated, there are different cultures and they have to be worked on and this of course takes time. Eighteen months in the progress I believe we are on track. The integration is now complete. The integration of the wine companies I am talking about, but as many of you will appreciate and indeed will have appreciated after today this was more than just a merger of two wine companies.

In addition to the integration we had to create a pure wine focus and we have done this by divesting of the last non-continuing business and that's the water heater business. We received the proceeds and paid down debt. We had a great deal of work to do in enabling a single view of the businesses to be created and this was done with the global implementation of SAP and that was done alongside the integration. Nobody by choice would ever try to do an integration like this and put in a computer system at the same time, but we did it. And the reason we did it that way is because we really had no choice, it was

half started at Southcorp and we had to keep going. That now is behind us. We have upgraded the organisational competencies and the skill sets of our management in all major markets.

That process is ongoing and we also established our demand driven business model. That went live last July a year ago July I mean to say, and of course has been at the cornerstone of the successful results that we've seen. I think it's paid some big returns.

We have worked hard to upgrade our customer relationships. Our customers started to ask to take on much more responsibility than the predecessor two companies ever hard before. All of a sudden things like category managements that we only talked about all of a sudden we were being asked to do them and that required upgraded skill sets across our selling divisions. We will continue to strengthen our internal capabilities for a world-class business and the world-class people and we are in pursuit of both.

We've begun the transformation of a premium wine company through the core brand strategy, our four core brands are absolutely critical to that. Upgrading our product line, upgrading our packaging and our promotion, all of that happened this year. They are all necessary prerequisites for a premium wine company and we believe progress is evident.

As you can see from these figures progress on a number of fronts we think has been at least creditable. We achieved an earnings uplift in an integration year in line with our stated expectations. This was achieved based on very strong volume growth and improved profitability mix. We actually drove up the revenue per case in the process of doing this. Our total sales revenue grew 20.9%, double the rate of growth of our volume.

From our core premium brands Penfolds, Rosemount, Lindemans, Wynns, the big four, we grew our revenue by 30% this year. We reduced debt dramatically, we cut it in half and we now have a gearing of under 24%.

In the continuing wine business alone we generated free cash flow of $172M, and again debt declined to $704M. We've had some stunning marketing successes, most notably Penfold's launch in the United States, it probably was the most successful brand launch in wine in the US this year. We set out to achieve that and I think we did it.

We grew our Penfolds volumes by more than one million cases, from 2.8 million cases, it took 150 years to get Penfolds to 1.8 million cases, it took one extra to get it to 2.8 million. We grew our core premium brands, our volume by 25% our revenue by 30%, Penfolds of course being one of those. What is spectacular about Penfolds is that the United States was a virgin market for Penfolds if you like, but in fact only half the growth of Penfolds came from the US, the other came from our established markets of Australia and Europe. This brand has been well received, our initiatives and marketing initiatives

behind Penfolds have been well received absolutely everywhere by our consumers.

In the Americas we grew our business to over 5M cases, up 25%, 5M cases is now major league even by California producer standards and we don't have a winery there. In Europe we grew our volumes to 7.4M cases, another milestone up 17%, our revenue was up closer to 40% in Europe. This makes Southcorp a very major force now in the world of wine. Despite this highly competitive environment we did improve our EBIT A per case to just under $13.

What we'd like to do now is step back, we've talked about in the past our business model but we have never really applied it to our brand portfolio and we'd like to do that now. And this is our best way of explaining the transformation underway to take Southcorp from a wine company to a premium wine company. As I said, that is underway but we're not complete yet, it will take a bit of time.

Let's just look at what this chart's all about. It's got three simple boxes and those three boxes fit our 22 million cases of wine that we sold this past year. This box here is the so-called Red Box. That of course includes the Penfolds Grange, the top end Rosemount Wines, the Balmoral, the Show Reserves, the Wynns, the Lindemans trio, that's our top end. This was Southcorp's legacy, enormously successful and powerful at this end of the market. No other wine producer in Australia comes closer to generating the volume and revenue and profits that this company produces. Rosemount of course comes along and makes a contribution here, but Southcorp was already enormously strong. Average revenue per case well above what you need for a premium wine company.

The next box is the Premium Commercial ranges and this was Southcorp's legacy and strength, this was indeed Rosemount's legacy and strength. It's ability to supply market demand at the premium commercial end and it did that mainly in the Rosemount Diamond and split label blended varietal diamond wines. Those are the wines you see everywhere. They represent one half of the profits in this category of wines, but of course Southcorp also had the Penfolds Rawsons Retreat, the Koonunga Hill, the new introduced Thomas Hyland, those wines aren't new, but what is new is that we applied the supply the market philosophy through the business model, the demand driven business model to this end of the market. And it has allowed us to increase our production and our sales at much higher gross profit for the entire company than previously.

You take these two categories together you are already have a substantial premium wine company where you can see the average revenue is $82 a case and indeed the average revenue of our top four brand is $86 a case, so we are already well in the balance of a premium wine company.

What is the problem is the other legacy, this time the negative legacy that came from the Southcorp range and that is these value products where the average revenue is only $24 and it is this category that is destroying the value that these other two are creating. So this is the model of our business. This arrow here means think "premium", we want to drive the demand for our products into these higher categories. The major differences between this category and the green category, this tends to be vintage dependent. In good years you can make a little more, in bad years you make a little less. This is not vintage dependent, and we are able to drive our demand for our products through the systems we have put in place.

So that's a little bit about what our schematics look like and the complimentary strings of Southcorp and Rosemount and the value that we've created in bringing the two companies together. What we're able to do is increase our average revenue per case and our gross profit more in line and eventually strive to premium wine company status.

Central to our approach is the demand to the model that I've talked about before. The sales people work with their relationships to understand the requirements, we in turn provide assurity of supply particularly in this area here, and optimise all stages of grape sourcing, wine making, packaging, right through to the logistics to get the product to the consumer on time in full supply.

The model recognises that a premium portfolio drives value. We can create value in growth here, we can not create value in growth at that end of the market, the prices are too low, gross profit is too low and we don't get a return on new investment.

We have been able to increase this year our average level of revenue per case from $62 to $67 and ultimately closer to something more like our four top brands which this year was $86 and that's where we're heading. As for EBIT A margin our bottom line profitability margin currently round the 20% below 20% and we would like to aspire to something closer to 25% which is what we should be able to get over a few years of working this transformation. And that's the model we're embarked upon.

Associated with this is the whole reduction of complexity of our portfolio that I have spoken about before. We are working very hard to manage our inventories and our working capital, that comes from a sleeker operation, fewer SKUs [stock keeping units], less complexity, more focus on the premium end. We are taking costs out of the business and will continue to do so and we will deliver not only sustainable earnings gross but markedly better returns on our capital, which is the objective.

Of course another feature is that our brand portfolio at the premium commercial sector coupled with our viticulture and wine making resources, there is no point in being the world's largest vineyard holder if you can't

generate value in these two areas and that very much is what the model is trying to do.

This of course, in this competitive environment, as we grow this improvement in profitability allows us to withstand the extra competition we believe much better than our competitors in this environment.

What are the attributes of a premium wine company? Well it's all about the business model that we put in in July 1 2002, sorry a year ago. We've made very good progress, we are looking to grow sales volumes profitability, that is one of our strategies. We have successfully done this in 02 and in this regard we look at net sales per case which has improved.

Second a key part of the profitable volume growth is coming from improving the value mix in the portfolio by leveraging our competitive advantage in the premium commercial and super premium parts of our portfolio. We are looking to sell more higher margin wines. The transition is still in progress but we believe substantial progress has been made.

Thirdly, ongoing efficiency improvements in our portfolio and we will provide some indications of the progress we've made but they are really in terms of inventory management and working capital management. The business model has delivered these results for us.

Finally a strong financial focus in relation to our cash flow, capital expenditure, balance sheet management and achieving an improved return on our capital employed.

Let's look at some of the results. Our volume growth, as I have said, for the total company was 11.9% which we grew to 22.2M cases. Now that was achieved in a very difficult marketplace, we also had a lot of SKU reductions, volume reductions as we made this transition, but this is the net figure. We've also grown our revenue per case by 8.1% to $67, now that's the equivalent of getting a consumer price increase in the market, which if course you can't get right now because of competitive conditions.

This is a highly encouraging performance and we think indicates good progress to establishing our business model and the focus on improvement of the product and margin mix by selling more of our premium commercial wine and super premium lines.

Our EBITA before SGARA was $287M, that was up 13.8% on a comparative basis. And on a comparative basis we were really reporting $252M, that adds back the full year of Rosemount, the other six months and adding back the inventory right down that we incurred last year and the merger costs that we also charged last year added back.

The focus on the premium portfolio is making good progress, our four core brands: Penfolds, Rosemount, Lindemans, Wynns now account for 80% of

total revenue, $1.2B of our $1.5B comes from those four brands. So we're not far away from dealing with the past issue, part of the merger that was only 56%, so the transformation is quite evident. Every step revenue per case of those four brands is now up over $86, well within the bounds that we are looking for in a premium wine company.

There were a number of other key drivers where progress has been made. We are in the process of building a sleek and efficient portfolio wine. Peter Cleaves will demonstrate that growing our wine sales revenue by 21% inventory remained stable last year, inventory did not increase despite that increase in sales. In fact inventory to net sales basis the ratio declined from 70% last year to 58% on a like for like basis. This is very pleasing progress. We will continue to put considerable efforts into keeping inventory to sales below 58% going forward.

Working capital of the net sales has also shown a decline from 77% to 69%. We made progress in moving towards capturing the merging synergy by the end of fiscal 2003 this current year and I will cover that later.

Our financial focus has also seen some improvements. Our return on average capital improved but we acknowledge we have a considerable way to go but we are making progress. Capex has reduced from 2.1 times to 1.7 times depreciation as we have successfully redeployed our assets from the less profitable to the more profitable brands as we indicated we would do. Debt was cut in half to $704M and our interest coverage is 7.2 times, up substantially over the prior year.

To sum up overall good progress on most of our key measurements. Positive trends in terms of mix, market mix, working capital, cash flow generation. I am encouraged by the fact that we are making real progress in establishing the business model to equip us to achieve sustainable earnings growth. We will have a greater ability to accommodate the competitive pressures that I believe our competition.

I am also very pleased with the internal buy in to our business model and to the approach we've taken, the attributes of a premium wine company and we are very close to reaching world class status across our company.

I'd like to now have Peter Cleaves go through the financials of our result.

Peter Cleaves [Chief Financial Officer]: Thanks Keith. Good morning, this part of today's presentation will be split into two components, the first being part of a consolidated statutory reporting basis and the second focusing on our ongoing business of wine on an adjusted like for like basis so that we can attempt to provide a clear comparison of our performance for the 2002 financial year.

The first slide shows the financial performance of the total company in a statutory format. What we must recognise here is that the transformation to

Southcorp to where it is today, a pure wine company. There are a number of factors which relate to a comparison with the prior period which have affected these results. These mainly involve the discontinued businesses and are set out on page 37 of the presentation material. Rather than spend time running through them here let me move on to the reported results.

Net profit after tax including profit on the sale of the business increased by 45.5% to $313M, EPS of 42.4¢ per share is up from 32.3 a year ago. Looking at excluding the impact from the sale of the business net operating profit after tax rose 23.2% to $175.2M which supplies a flat EBITA result.

Net profit after tax came primarily from an 18.8% decline in net borrowing costs to $61.5M due to our lower debt following the strong contribution from the wine and also our divestments. There was also a 32% decline in tax to $44M. This declining tax was due to the recoupment of foreign tax losses, write back of amounts provided for in previous years and no longer required and some permanent timing differences.

Ignoring one off impacts the effective tax rate for 2003 is likely to continue at around the same levels. This operating result also boosted earnings per share 11.1% to 23.7¢ per share. Net operating profit after tax included profit on the sale of the businesses of $137.5M. This result is above the $130M that was announced in February earlier on this year. This also reflects a lower tax rate and i ncorporates the finalisation of all outstanding issues.

Given that you already have detailed statutory information and a copy of these slides I don't think we need to spend too much time going through the details of the statutory results. What I will do however is spend a little bit more time focusing on the ongoing business.

Moving to the balance sheet: there are three things I would like to draw your attention to. In the 2002 column the first is having our debt down $704M, this follows the divestment of the water heater business and also strong cash flow contributions from our wine business. The second is our gearing at a very conservative 23.8% and the third is return on capital employed excluding intangibles has increased by 50.7% to 20.6.%

We will look at the capital management options our business and balance sheet provides for us as the business progresses. I will address other areas of the balance sheet that affects the wine business later on in the presentation. So let's move now to the cash flow.

By this stage most of you will be looking at the bottom line, which shows a very strong cash flow generation of $707.5M. The reasons for this are divested businesses and also the strong performance from the line business. We paid a 21¢ dividend last year, this year we'll pay a 22¢ dividend and of course this year's dividend will be 100% fully franked. A lower tax payment reflects the factors I have previously mentioned. This surplus that we have

generated has been used to pay down debt. Debt is down from a net $1,411,000,000 down to $704M at the end of this June.

Moving on, we have finished the statutory overview now so we will now move on to the results of the wine business. Looking to summary financials on a statutory basis our ongoing wine business has doubled due to the underlying growth in the business as well as for a full year contribution from Rosemount. Again focusing on the 2002 results we achieved EBITA pre SGARA of $287.1M. Looking at SGARA the impact of the 2002 vintage on our vineyards resulted in a reduction of SGARA profit compared with the prior year. As you will be aware the SGARA component is a non realised non cash item, so the actual impact of SGARA in itself is not meaningful in terms of the underlying performance of our business. This year we are looking at SGARA returning to levels of about 25-30M. For more meaningful comparison we will now move to the line on a like for like basis.

So that we can make a meaningful comparison here are some factors that I have taken into account. The comparison to 2001 of $252.3M is after adding back the one off cost of the inventory write downs of last year $45M, merger costs $14.5M and that was against the statutory basis of 141.8 together with a half year ended December 2000 results for Rosemount. Amortisation has also been included for a full year to enable a consistent comparison.

A couple of key points from this slide. If we turn to the top of the page volume growth of 11.9% has given us a 20.9% revenue increase. EBIT A, pre SGARA, as we mentioned before, up 13.8% to $287.1M. EBIT A after SGARA is flat, representing the non realised and non cash effect of SGARA from the 2002 vintage as we saw on the last slide. Of a pleasing note you will see the bottom line of the slide revenue has increased by 8.1% to $67.34 per case. EBITA pre SGARA has increased to $12.92.

We have seen a fundamental improvement in the financial performance of the business, let's have a look at some of the components which are attributing to this improvement. If you look at the sub total lines of the core premium brands you can see the success of our four core brands. 25% increase in volume, revenue up by 30% resulting in an average as Keith has mentioned of $86.32 per case on our core brands. This reinforces what Keith has said earlier, the success of orientating our portfolio to those higher margin parts of our business.

At the same time we are making progress in reducing our dependency on the low or margin component of the business in the portfolio. As we can see the volume in the other elements has decreased by 4.7% on volume for the year. When I turn in a minute to the structure of the portfolio in the various regions you will see that we are further progressed in some regions on this score than we are in others. Now reconciling this back to the statutory slides we can see that the bulk wine contributed $28.7M in revenues for 2002 but with no EBITA contribution. This is in line with the provisions of the write down that we created last year.

The next slide will show the growth of our core brands over time. You will have seen this chart before, it is an important chart in that it provides a couple of useful insights. First, it is significant that growth last year in the core premium brands at 25% was consistent if not slightly above the longer term average of 23.2%. This is an excellent result in what most people recognise as a highly competitive environment. Second, we see the major opportunity for continuing strong growth rates primarily in our international markets of the UK Europe and the Americas. Based on six year compounded average growth rates Penfolds at 18.5% compound growth rate may appear to be the poor cousin. In fact until 2002 Penfolds had shown only single digit growth rates, our strategy on Penfolds in 2002 with a 55% resultant growth indicates our ability to continue to leverage value from this key brand. It is important to note that this Penfolds growth is not at the expense of the super premium end, but it is filling a market gap at the commercial premium end with the introduction of the Thomas Highland and Wilson Retreats ranges. Wynns is not shown as volumes here are relatively small and of all our core brands as Keith has mentioned it is one of the most that is subject to vintage variations. This indicates that we are well placed for continued strong growth in our core brands.

Moving on to the results by region. The region analysis split by volume value and EBIT A is illuminating for a couple of reasons. This slide to me reflects not only the major orientation of our portfolio to markets outside of Australia, in fact 72% of earnings, but also the variations in the transformation of our portfolio to the model Keith has talked about. By regions, in the Americas for example, 95% of value comes from the core brands, an average revenue per case is $103. The Americas certainly comes closest to reflecting the attributes of a premium wine company.

In Australasia only about 35% of the volume is contributed from our commercial premium core brands. We still have a way to go to have this part of the portfolio reflecting the performance attributes we consider consistent with the premium company wine model.

In Europe the core brand contributed by volume has increased from 65% to 74% over the last twelve months. Europe in many respects sits somewhere between Australasia and the Americas in terms of its transformation. In financial terms, in terms of the regional analysis I should point out that to accurately reflect the performance of the trading regions comparisons are made back to the statutory based data which includes the adjustment of the $59.5M. A couple of observations on this slide providing an overview of the regions: top line, we had exceptional growth in the Americas, volume up 25.9%, revenue up 32.7%, EBIT A pre SGARA up 49.2%. Europe also performed commendably, volume up 17.3% revenue up 39.9% and EBITA pre SGARA up an amazing 161.5% resulting in a doubling per case to $9.72. Pleasingly overall revenues per case have increased 8.1% to an average of $67.34.

Now let me turn to comment on the performance and outlook in the regions in a little bit more detail. First up Australasia. Australasia had a challenging year, moderate volume growth based on competitive market conditions and significant first half focus on integration activities. For our four core brands we saw a 9% volume growth in the full year, and pleasingly 22% volume growth in the second half of the year. This contrasts to overall market growth as measured by the June Neilson data which shows an MAT of only 4%. It's a matter of maintaining and building on this momentum as we move forward.

The shortage of our super premiums following the weaker 1999 and 2000 also had a disproportionate impact on the Australasian market. This and the competitive market conditions had a major bearing on the financial outcomes for that region. We've made good progress in building our sales organisation and have increased our channel coverage by 25% in 2002 year. Based on 52 week Neilson data Rosemount is ranked No. 1, Penfolds No. 2, and Lindemans No. 4 for the year in value terms. We are confident that we can achieve high single digit growth rate going forward.

To Europe. Europe displayed very strong volume growth, 17% above the previous year. The perception is that Europe is one of our most competitive markets. It is, and despite this we have shown strong growth rate. The growth of the Australian sector into Europe continues to be strong and we are more than holding our own. Encouragingly we saw 34.6% increase in volumes on our four core brands with a 56% increase in Penfolds to 1.28M, 17% increase in Rosemount to 1.7M and a 39% increase in Lindemans to 2.4M cases. There was also excellent progress in improving the portfolio mix by moving from private labels and buyers own brands to our own core brands. We have shifted our mix of sales from lower value wines by over 300,000 cases. This process is continuing.

Europe also displayed a strong growth in EBIT A to sales up 86.9% to 14.8%. We see the potential for further improvement in the value mix of the European portfolio which will enable us to achieve low double digit growth in overall volumes.

Now the Americas. As mentioned before a very successful year in the Americas. Volume increased by 26%, sales revenues up 32.8% and a healthy increase in EBIT A to sales. An emerging factor of the US portfolio is the increased opportunities of Penfolds Lindemans Bin 65 and our 1.5 litre products. Inevitably this will see some overall reduction in our average sales revenue per case, but continued strong volume growth. Net sales revenue per case in 2002 was $103, quite markedly higher than both Australia and the UK/Europe.

We had strong growth in our core brands. Keith has already referred to the success of Penfolds. Volumes increased in Penfolds from 215,000 up to almost 700,000 cases. Lindemans from 2M to 2.2, and Rosemount from 1.6M to 2M cases. The latest Neilson data suggests continued strong growth in demand. In fact the July data showed 13 week growth in value of 23% for

Lindemans, 29% for Rosemount and 163% for Penfolds. If we look at the rankings, again June Neilsons Lindemans now is at No. 16 of wine brands sold in the US, Rosemount No. 20 and Penfolds has moved from not even being on the horizon now to a very credible No. 63. This augers well for the year and we expect to see mid teen volume growth in our core brands.

This concludes our summary of the operating results by region. Next, the balance sheet summary for wine.

There are four main areas to address here. Inventory to sales reduced by 18%, now at 57.8% of sales as Keith has already referred to. We've been working very diligently on our inventory and as you can see the results are very apparent.

Second the net working capital to sales has reduced by over 10%. Third, we have been able to keep increases on our fixed assets to a minimum. A 2.6% increase reflects a 1.7 times depreciation.

Fourth, let me comment on the large increase in trade debtor in detail as I know this is an area of interest to you. There are at least five specific factors impacting trade debtors this year.

First, the later release of the super premiums had an impact across all our markets.

Second, in Australia for the last eight years we have run a fine wines of distinction program where we have provided some items of stock on extended trading terms. After a lapse last May we reintroduced it again this year.

Third, in the US we shipped higher volumes of Penfolds as part of a highly successful introduction of the Penfolds range into the marketplace. This is essentially a pipeline fill exercise. The strong demand and the depletion growth we are seeing justifies this move.

Fourth, we also undertook the opportunity to roll out a new 1.5 litre Lindemans Bin range and Rosemount mixed varietals in May and June for a July and August promotional commencement.

Fifth in the UK the level has increased mainly due to the fact that we have moved many of our major accounts to FOB [Free on Board] terms for shipments ex Australia.

Going forward we will continue to monitor this aspect of our business very closely with a view to minimising our trade debtors but hopefully you can see some of the main effects that have influenced this area this year.

In terms of extended trading terms there have been some questions raised about our extended trading terms. In fact the debtors day sales outstanding or DSO as we term them as at June 30th 2002 in Australia were identical with that

of the previous year. In the United States they actually decreased substantially and for the UK as FOB terms are typically 90 days there was an increase that reflected this.

Moving back to the balance sheet the return on capital employed excluding intangibles for the wine group has gone from 15.7% to 16.7%. Finally, to the wine cash flow. The main points of highlight are: EBIT A increase of 96.6M, working capital movement is down by $27.8M due to the additional $195.3M of trade debtors as previously discussed. Spending on capital reduced by 15.2M. Overall resulting in a strong free cash flow before tax of $172.1M.

As CFO of Southcorp I am pleased to have been able to convey some of the fundamental improvements in our continuing line business. It has certainly been a challenging past 18 months but I am confident that the ground work has been put in place to auger well for the future. Keith will now address a couple of market issues which I am sure will be of interest to you.

Keith Lambert: Thank you Peter for that very precise reporting on our financials. What I would like to do now is deal with a couple of the market issues that we are hearing an awful lot about; that is promotional spend and the benefits of the merger, what did Southcorp actually get out of this merger and we'd like to address that.

In terms of promotional spend I think we had to fully accept that there is more competition, we have saying that competitive stakes are rising, that is a commercial reality. The so called discounting isn't new, the result of discounting, there is a saying in the industry if it isn't on discount on promotion it isn't sold and there is some truth to that. Price promotion is very much integral to our marketing plans, this is an industry where you promote your product in front of the consumer at point of retail, much more so than taking out advertising to lure them to make a purchase, in fact it has always been our view that most of the consumers when they go into buy wine do so not really knowing what they are going to walk away with and you want to attract them at point of purchase and one of the ways of attracting them is to have a nice stack of wine with an attractive proposition and sometimes that proposition is price and that has always been the case. But I think the industry dynamics have changed, I think in terms of competition there is more supply, the dynamics of competition are changing. California producers, the economy in the United States changed, white table cloth visitors declined substantially and that left a lot of producers wondering what to do with their inventory and of course you know what happens. This is a reality.

Consolidation, retailer consolidation is going on everywhere. That is increasing the stakes and you have to sharpen your offer as a result of that consolidation. But supplier consolidation is also happening. One of the driving reasons why Southcorp and Rosemount merged, to become more competitive, to reduce costs, and be able to compete more aggressively and keep up with our major retailer friends.

Retailer strategies have changed. Some retailers have decided to take lower margins on their sales, that's happening in the United States, that's happening here. And that is changing the rules of the game and we have to find a way to work with them. We have to find a way to work with them so that we can grow our business profitably and they can grow their business profitably.

In terms of supplier based dynamics, that's people like ourselves, and we want to be able to make a very meaningful offer to our customers, to our retailers. We believe that the big brand of producers like Southcorp are going to get bigger, they are going to get stronger and it's going to be harder to compete. This is very much the dynamics of the industry in our view.

I think it is incorrect to assume that our company participates in all the price promotion activity that you see, that is not the case. In many of the cases we do not condone, we do not condone what is going on with our brands, but we do have 30% of the market in Australia and if a retailer decides to take your products, they are the big ones, they are the ones that we can supply the market on, they know it and it happens and of course we sell a lot of wine at higher margins than would appear from the ticket price on the floor. That is a fact but of course we are doing plenty to increase our promotional spend and to increase profitably our sales, and I think we have done that.

The Southcorp approach: we are looking for profitable growth of our products, we are focused on margin and mix and I'll come back to that chart in a minute but it shows how we are able to do that. And of course the volume growth in margin enhancement that we've had from the higher sales goes a long way to fund the more competitive activity.

In terms of our strategy we have to protect our earnings. We have major brands out there and if you don't continue to promote them you are going to go backwards. We have to be concerned about that. The first half of the year we were probably a bit timid, we were occupied with the integration, we should have been, we got it done quickly, the back half we were able to prove we were able to test the organisation and see if it works and I think the results are pretty positive.

We have a very deliberate and selective spend in terms of how we grow our business. We do it very carefully, we work with our customers, we build a strategy and we try to execute it. 88% of our spend is in that premium commercial category, that green box that I referred to. We have adjusted that upwards, why? Because we can supply the wines in that category at much higher margin. Less than 5% on the promotional spend is in the low value category. Why? Because there's no margin to promote your product, no margin at all so you can't do it. And we have regard to that and of course that has been a transition.

We have strong premium global brands, one of the few producers who has strong premium global brands everywhere, we have four of them. And we have low cost production, we have low cost production because of our size

and the Australia factor. The Australia factor is a benefit over our California competition in terms of cost.

We are very much leveraging these strengths in our execution of our marketing plans worldwide. We have one 6 million case brand, now the largest in Australia, we have one 5 million case brand and we have another one hopefully on its way. It costs a lot of money to continue to support those products and it's a result of the strength of this merger that we are able to do that successfully as I think you have seen we have been able to do.

How did we fund this? Well, the improved mix, you've seen us shift up and think premium, think more margin, more money to reinvest in the business. That's one way. That volume growth is able to offset some of that margin impact, the additional costs of competition. We have reinvested, we don't deny it, we have reinvested some of the merger synergies and cost improvements back in the business. Some in price, some in packaging upgrades, some on improving the wine in the bottle so that we have cutting edge deals across the board.

Our net impact volumes are up 11%, revenue is up over 20%, it has got a positive effect. Our revenue per case have grown from $62 to $67 up 8%, that's a lot of money to grow your business with.

Let's look again at our portfolio model. As I said that key green box area, that's the premium commercial, that's the strength of Southcorp. Strong premium price brands and we have the ability to supply the market. Our major retailer friends love it because not everyone can provide wines at those price points in the quantities that we can. This is a big benefit and we are leveraging it. So we have put, as I said, 88% or so of our spend in this category where we get a very nice $74-$75 per case sale price. Much better than the old days when this was the only area where we could grow our business, $24 no money to spend, so in this process of shifting up we are getting more revenue, getting more volume, we have more to spend to continue to grow the business. And I think that point has probably been missed by a lot of our detractors who simply say we are spending too much money. We are spending a lot of money growing this end of the business. Yes, we spend a little bit here too, but this is the emphasis, this is where we can grow the business.

We talk about the benefits of the merger and before I move on to that and the cost efficiencies and the benefits of the merger, a key question, could Southcorp have embarked upon this strategy in its own right? Big question. Well first of all I would argue it would be difficult. First of all 50% of the profit here comes from Rosemount and without doing the transaction you didn't have the brand obviously. Second of all, this is all about culture and the business model, two things added together. And we believe that is the genesis of why this has been a great merger for our company.

Let's look at cost efficiencies and the merger benefits. I talked strategically about the merger benefits but what have we actually done? To reiterate we

have closed eight offices, we did all the normal things you do in a merger, you streamline, you rationalise, you close things down, you let people go. 289 people were made redundant out of the merger. We had wine making efficiencies worth a lot of money, we were able to take wine, upgrade it into that green box, sell it at higher prices, and we improved the wine. We reduced our number of bottle times, we went into much more streamlined production of our glass. We cut out about half of the different complexity.

We had procurement efficiencies in glass labels and in excess of barrel use. We are embarking on a much less complex, more efficient portfolio. We will reduce by about 50% our skews this current fiscal year as we de emphasise that so called grey box and redivert those resources into the more profitable green box. That will keep our capital employed under check, normally you need $1.50 capital for every dollar of incremental sale, that is not the case for the time being as we redeploy these resources much more profitably. We did eliminate about 280 SKUs, that's stock keeping units, in the past fiscal year and we have got a lot more to do. We have reinvested in packaging, we have gone for some of the lowest cost, lower grade packaging to the best because we've got to sell these wines and we've got to capture that consumer at the point of sale.

Our wine making, our recipe management has improved, we are making better wines across that premium commercial range. We have more effective grape purchasing because the system tells us with some accuracy what we need to procure, and we can buy much more efficiently in line with our needs and if we get a little bit wrong we've got the resources that we can top up our requirements or sell down in the event that we have excesses.

Our logistics warehousing FOB deliveries that means direct deliveries to our customers overseas and instead of us putting in a warehouse, them putting on a boat and then putting in another warehouse overseas we ship it right to the customer and send them a bill. That was what Peter was talking about, they have agreed to go with it but they said you've got to give me longer payment terms because I'm not going to pay for the goods before they get there myself, and that's logical.

In terms of our top and bottom line focus we have divested a couple of assets not major by any means but we remind you of that.

In terms of the major benefits we're reporting today $56M in total of merger benefits over the three broad areas of labour procurement and wine making, the labour obviously reflects the 289 people from the wine business alone have now left us. We've got more effective grape purchasing and much more efficient use of our wine making resources. That's all part of the $56M. This $56M is after reinvestment of funds back into the business for packaging upgrades, systems improvements, as well as cost increases, labour cost increases that in this current environment we can't pass on to the consumer. We have still paid our staff an inflationary increase for better work done and

we're not able to pass that on but it's coming out of the merger and $56M will in fact flow to the bottom line.

You can see in this current fiscal year is the big one, but of course I remind you that we have got about a $30M reduction, as luck would have it, of that very small make of Penfolds and Wynns in the 2000 vintage. I reiterate that that will cost $30M against this year. So you can't put that $37M to the profit but you must make a provision for that one time effect of the 2000 vintage which we've talked about before. However in fiscal 01 I remind you that that make comes back to a very high level again, so that should auger well for an improvement of course in the fiscal 04 fiscal year.

We have also talked about the effect that this 2002 vintage was a smaller one and we have to make an adjustment for that this year which we have done and I will talk about that in a minute.

So in terms of the summary in the merger progress we have got a business model and we think it is working well. We think the premium wine company foundations have been well established with all the work that has been done on our product line. Our revenue per case is up 8% to $67, our EBIT A is up and our four core brands now represent 80% of our total combined revenue and that should only increase.

The internal disciplines that we have put in place we believe are producing some very positive results. Our inventory of sales we think is a big accomplishment, as is working capital sales and our capex to depreciation as we do redeploy this assets much more profitably. We think we have a strengthened cash flow and a very very strong balance sheet. A highly competitive portfolio of wines, these are wines that people like to buy and they are very strong brand names and that should provide us the basis for sustainable earnings .

We certainly expect the continuation of competitive trading conditions, we doubt they are going to deteriorate but they will continue to be competitive and we will invest accordingly to meet the demands of the market and the environment.

We're confident that we can continue to achieve strong volume growth, we envision for this year low double digit volume growth but with higher growth on our four core brands obviously.

We continue to see the US as our strongest growing market but UK and Europe should continue to grow solidly as well. Volume growth in Australasia and Asia will be harder to achieve these levels and we also point to the effect that that 2000 vintage is going to have a negative effect in Australia where we've had a very large market for these top end Penfolds wines. And that is something we can do nothing about, we inherited that with the merger.

We will capture a greater share of the efficiency benefits, that $37M I talked about a minute ago, we will capture that this year we expect as some of these initiatives that basically are all booked in inventory start to come to profit as we sell those goods.

Not this summer, to the 2002 fiscal year, we expect the first half earnings contribution to be less than the second half of this fiscal year and we're probably looking at a 40% - 60% split between first and second half results. This is due in particular to the timing of the release of the super premiums. We had a lot of the 98 vintage that we sold this time last year, we're basically cleaned out this year following the smaller make in 99 and the market appetite was very strong for those. That I might add is pretty typical. It was that 98 vintage that sort of boosted our profits the 01 fiscal year and indeed left some to come into the first half of this fiscal year just ended.

We expect a greater contribution in the back half from the efficiency gains indeed as those 02 vintage wines start to make their way onto market. That's where the major benefits of the efficiency improvements are captured in that 02 inventory and the faster we can get that onto the market the faster we can realise the merger efficiencies. So there will be a back half favoured emphasis there.

Despite the tough conditions we remain confident that the previously stated $335M full year EBIT A is achievable although once again of course it will test our competencies.

Our demand driven model – we will be in a position to supply the volume to meet the market demand facilitating achievement of our profit requirements. We expect to run our inventories tight again this year.

I'm not going to give any specific guidance on the 04 earnings at this time, fiscal 04 earnings. It is of course a fluid and competitive situation but it is not unreasonable to expect mid teens growth in EBIT A pre SGARA. I think this is reasonable at this stage that we can give you that guidance. Subject to of course no major disruptions in the world markets and economies.

The benefits of course I point out of the higher 01 super premium make of the Penfolds, they have come back in 01, we will get those in the back half of fiscal 04. I don't think we want to sell them all, we want to keep some for the next year, but that will of course provide us with a benefit that we don't have in this current year unfortunately.

I would like to thank you for your interest and I am happy to take any questions.

Questions & Answers

Question: I've just got three questions if I could just ask them individually. Can you confirm just with the synergies for next year, the $37M, can you just confirm of that what you expect to bank on a net basis?

Keith Lambert: On a net on the efficiency gains $37M?

Question: And that's after taking into account the increased cost of buying in grapes for the shortfall?

Keith Lambert: For efficiency gains $37M? There are obviously volume gains to come on top of that. There's the reduced profit because of that 00 make, that was $30M that's got to come off that. But in terms of efficiency gains, net of upgrade packaging and what have you, $37M.

Question: The zero risk, given that arguably we are moving into a more competitive environment, that some of those synergies could be passed on to retailers, competed away?

Keith Lambert: We've already, I think we've been in that competitive environment this year. There is no doubt about that. We believe we have made an adequate provision included in that $335M determination of profit to continue to compete and we know our customers and we think we've made adequate provision covered in the profit forecast.

Question: Could you just talk a little bit about the sale of bulk wine which has increased significantly this year. When can we expect the sale of bulk wine to wind down and the relevant manufacturing capacity allocated to premium branded product?

Keith Lambert: That's a good question, of course that sale of bulk wine which I have actually spoken about, but that relates primarily to the large write down that we took last year. We wrote the wine down, we didn't write it off and we've had those sales this year, so that should reduce this fiscal year. We've basically taken it out of all of our management analysis because it messes up the ratios quite badly, I think that's the proper thing to do. Of course it's included in the statutory results but not in the management analysis that we've done. So that will wind down. Of course we will always have a little bit of bulk wine to be rid of. We haven't totally solved some of our legacy grower contracts where we have stuff coming in that we really don't want, we continue to find a home for it, that's all part of the transition of a premium wine company. Some of these contracts do go on for some years still, but the large bulk of them fall away at the end of vintage 03, so next year's vintage.

Question: And just finally, in the past I guess in your chart the top tier of the portfolio was highly dependent on vintages, given the I guess drop in premium intake from the 2002 vintage can you talk about your strategies going forward to manage that vintage volatility?

Keith Lambert: Yes, I think we can manage it better. We had a small crop basically in the limestone coast region which we reported in our last media release. That shouldn't indicate that there has been a massive reduction in those top end premium wines. We wanted to bring that crop down anyway so we could uplift it and get value in the green and red boxes there. But that's part of the ongoing process, but of course we accept that we are vintage dependent at that premium end. Wynns will probably take a bit of a back seat in terms of our aspirations to get that going in a big way, but again that is built into our forecasts for fiscal 03 and those guidelines I gave you on fiscal 04 takes into account that situation.

Question: Just a question going back to slide 24 on Peter's presentation. The first two comments that you made on the trade debtors increase of 59% if you could expand on your comments re the wine distinctions program, why was that reintroduced and is that an ongoing strategy? And secondly could you comment on the ultra premium red sale on F02. I think your comments was you had a late release of super premium reds in 02, could you just comment on the impact of super premium reds in 02 versus 01 and what we should look for next year?

Peter Cleaves: When we look at the fine wine of distinction program it's true that May of last year, the 2001 year, we didn't have that going. That was more in relation to the two new businesses coming together and so we weren't really doing those – knowing exactly where we were placed at that point of time. There were other activities that were taking our priority, but it is something that we've been doing for eight years now and it is something that has been a success in the trade. It is something that is expected with the trade and of course we have reintroduced it again this year. We do it twice a year, we do it in November and also in May and it is something that we will be doing as we move forward. So that did have an effect against the trade debtors at the end of June 2002 in comparison to the 2001 year.

With the later release of the super premiums, that was a timing difference and the timing of sales when these were taken to the market. In percentage terms it was much later and a higher percentage in the last few months of the 2002 financial year compared to the 2001 and that's all been a contribution by debtors having increased at that level.

Question: Later in the current....?

Peter Cleaves: It was later in the year compared to the previous year.

Keith Lambert: I think we started to release in February the prior year and in May this year?

Peter Cleaves: Late April early May was when the big releases were, yes.

Question: But they were all completed in F02 for that vintage?

Keith Lambert: Not all completed, we still have inventories, but there was a large take up on those super premiums, as we wanted, as we wanted there to be.

Question: Thank you.

Question: I just wanted you to quantify the hedging loss for the period and as well just if you have got an idea of the volumes impact from the line fill from new products like Lindemans cask and the Thomas Hyland and so forth?

Keith Lambert: Sorry what casks?

Question: Lindemans and the...

Keith Lambert: The convenience pack? We might draw Chris Hancock to think about an answer on the convenience pack. But not thankfully not the hedge position. Pete will you....?

Peter Cleaves: There were few minor hedge contracts closed out in relation to our divested businesses which have resulted in some minor losses there, but that's not a major amount. In relation to our hedging going forward we actually had most of our hedges as we've shown before, at around about the 59 cent level. So in relation to hedges we haven't really set any loss there, so I am not quite sure what the exact question is.
Did you say we were out of the money for the hedges? We certainly have been yes. I would have to take that question and get back to you I am afraid. But the final hedge rate we were saying was going to be about 59 cent, just under the 59 cent mark so it was very close to where we said it was going to be. One of the slides in the back we have given some guidance on where our hedge rates are expected to be going forward and to the percentage level of those as well.

Keith Lambert: Chris you might talk about the convenience pack success in Australia and in the UK, the two markets where we've ventured with that initiative?

Chris Hancock [Marketing Director]: I guess the top line on it at the minute based on current rate of sales we are annualising the volumes for the 03 fiscal at about a million 9 litre cases between Queen Adelaide and the Lindemans of which Lindemans constitutes about three quarters of a million cases. There are some interesting aspects of what's going on. We are doing most of our business in Australia through the two major chains: Liquor Land and Woolworths, where the off take has been best. The culture seems to be best served to be able to retail these particular products. The scanners are showing us that pricing against a shelf price of $29.99, they are actually averaging over the till at about $29.50 for Lindemans 3 litres which is quite extraordinary. It means there is absolute minimal discounting going on in these products. Growth is still occurring in them. It is here in the retail sense a much more difficult culture because there is, as somebody said earlier, this cask mentality and getting people to understand that you can actually serve very high quality

wine out of a cask and do it very effectively is a bit of a task here in Australia, but we are making pretty strong headway in it.

One of the most important things about it of course is you don't have the cork effect which is so much written about by the wine journalists at the minute. As far as the United Kingdom is concerned, and once again of course the market is through structured retail through supermarkets, the impact has been phenomenal. This I think is where the major component of growth in these convenience packs is going to occur. We've had Sainsbury on stream now for about three and a half months, just over three months and their sales rate of increase is month on month in excess of 20%. We've just taken on Tesco as the second roll out there, supply for us was an issue because we just didn't have the manufacturing capacity. We were pretty surprised at the level of pipeline fill initially but Tesco have now taken them up and the growth curve is showing a very very steep increase. We're very optimistic about the prospects of these. At the minute we have no intentions of rolling out any other particular brands or wine styles in these casks, we want to get these bedded down pretty well.

Keith Lambert: Cannibalisation, do you want to?

Chris Hancock: Cannibalisation, zero. Quite extraordinary.

Keith Lambert: Thank you Chris, does that answer your question?

Question: It appears to me in examining the second half result, just the back six months, that in spite of the company commentary: greater volume to the US, higher margin market, focus on core brands, perhaps some synergy benefits, margins actually contracted in the second six months quite sharply by 300 basis points on my calculation. I am just wondering if you arrived at the same analysis and perhaps can comment as to why?

Keith Lambert: I don't know about your actual calculations, certainly the EBIT margin probably the one area that we did not achieve the progress that we expected to do was to bump ahead of a 20% EBITA to sales ratio – EBITA – to sales ratio. We had hoped to do that but the competitive conditions prevented us from it, I think on alike for like we went back a slight bit. But in the more competitive environment I think that's reflective of the cost of doing business, what we were able to do was virtually hold the EBITA margin and dramatically grow our volume and that's how we got the profit growth.

Not the preferred outcome. We are going to try for a more elegant solution to that next year, but again, you know, we have to plan in conjunction with our customers and what's going on in the marketplace. I think that's the best way to answer the question Larry. It is a competitive environment.

Question: So it would be clearly an increase in promotional costs that drove down markets?

Keith Lambert: Yes.

Question: In your $335m forecasts for 03 have you given a corresponding sales guidance or margin guidance for 03?

Keith Lambert: We haven't given sales value guidance and we've given low double digit volume growth total slightly higher on our course and we would like to leave it at that.

Question: Just three quick questions if I could. Firstly, how do you respond to the wine press, and I guess I am referring to Tim White here, he's a bit bitter at the moment, that suggests you don't have, or doing away with intellectual capability with respect to winemakers and the associated skills that I guess are found in the winery and in the vineyard, how do you respond to some suggestions that you don't have the capability to make the large volume wine having lost some of those intellectual resources?

Keith Lambert: I'm not sure that's actually the problem that he's dealing with. I haven't seen that article, but let me deal with that issue. And indeed I think what we have done in the wine making and obviously the changes that we've made and the success on Penfolds primarily, but also on Lindemans that had to involve substantial cultural change in the wine making. And to some degree you probably had a group of people at Penfolds Wine Making who said you can't do this, and then a year and a half into a merger in fact it's been done and the consumer is very very happy. What do I say, it doesn't really matter any more. It doesn't matter what I think, it doesn't matter what the writers think, the consumer has said this a great idea – 2.8 million cases – more growth this year than any of the previous five years. It doesn't matter what I think anymore. That's what I say to that.

As for the style of the new breed of wine making, it's all about improved quality, and you've got a lot of young people who have been given the mandate under Philip Shaw's direction and I think the results are stunning. Lindemans Bin 65 in Brisbane got a gold medal. I asked the question, I said when was the last time Lindemans Bin 65 got a gold medal in Australia in the capital city show circuit? They said 17 years ago and I said, remind me when that brand was launched. They said 17 years ago. I believe from the 02 vintage moving forward we will be able to boast a very prominent increase in the quality of our wines. That is what this merger is about, and that is at the end of the day what will best protect our margins going forward, is that we have great wines. We have come off of a pretty weak 99 and 00 vintage, 00 was a terrible vintage, and probably the wines have not moved ahead, that's an industry wide thing. 01 is stronger and 02 is stunning and I believe making great wines from Southcorp is what it's all about. Philip Shaw and his team understand that, and it's going to happen.

Question: Just two quick numbers questions perhaps for Peter. What are the terms, the debtors days terms or receivable terms on the two programs you are running, and were the June sales unusually larger than perhaps June last year?

Peter Cleaves: Certainly June sales were very large. Terms given for the fine wines are six months, but that only forms for some parts of our portfolio, it's not across the whole portfolio base. So in terms of increase to the actual terms or day sales outstanding, because they were done at the end of the day there is very little real increase in debtors days outstanding, it's more the increase lock up in the actual debtors as a final figure.

Question: Just one final question. The net $56M on that slide for synergies, is net of reinvestments, so perhaps was the gross number actually the $80M which was the $50M you told us plus the $30M from getting rid of head office?

Keith Lambert: You have mentioned apples and oranges there. We never said what the gross was and we haven't said. You are right there was $30M from the start of the melt down if you like and closure of the corporate to where we are today, that has happened, that is not a one time item, that sort of happened over a few years as they started to get out of white goods, out of packaging. So we haven't said what the gross is, the net, and that's the carton upgrade, upgrade of bottle, the whole bit.

Question: So the $50M you gave us a couple of months ago which I think was I think was $20M from wine making and $30M from cons umables, has that always been a net number?

Keith Lambert: Probably not. I think the gross has increased but the guidance that we gave has been pretty right.

Peter Cleaves: A little bit more response on that first question. When we look at the sales in July compared to those in June to see how much load we were actually doing in June we've actually increased our sales in July this year ahead of where they were last year. And that's going back to all markets across the world.

Question: I've just got a couple of questions. I was just wondering if you could clarify on page 5 of the slides you indicate there that the wine EBIT A pre SGARA per case was up only 1.7% and then on page 20 where you split it by region it implies it was higher but I assume that the bulk wine is excluded from the regional split. Could you clarify that?

Peter Cleaves: On the regional basis it's done on a pure volume basis excluding bulk wine. However, what we have to reflect is one off adjustments last year which are included in those figures on a regional basis. They are integral as part of the results and so that is part of the write off of $59.5M.

Question: And then just on page 24, where the inventory to sales is dropped down to round 58% is it likely, are you targeting that sort of level going forward as a ratio of sales?

Keith Lambert: We answered that, we think it's about right and to keep it about that ratio.

Question: Okay, and then also with the net working capital of sales you will keep it around the level you've dropped to?

Keith Lambert: I think we've dealt with that. That was a weakness in the business, I think we've dealt with it. There will be some fine tuning but we've dealt with the big problem on it.

Question: So it will remain around that level going forward. And then just on the depreciation to, capex depreciation where it was about 1.7 times, do you intend to keep it under two times going forward. I suppose that reflects how you see growing the business.

Peter Cleaves: It certainly does reflect that, but our target level is to try and keep it around about two times depreciation, yes.

Keith Lambert: At least while we are in transition mode and able to redeploy these assets, yes.

Question: Good afternoon. Three questions if I may, the first question is related to the approximate breakdown between sales and EBIT for your value brands, premium commercial brands and your super premium range, if you could just give that please.

Peter Cleaves: It's not something we typically provide Keith in that format.

Keith Lambert: The best guidance we can give you on that is the chart that shows our four brands and all other. There is a breakdown of our brands if you wouldn't mind having to work with that.

Question: Okay Keith. The second question relates to just the split between your cost of goods sold and your SG&A could you just give a rough guidance for your wine business, what that split would be and then if you could just follow that up with what is the level of promotion as a percentage of your wine SG&A?

Peter Cleaves: Again, that's not really information that we really provide, it's very competitive information, what percentage of our sales are A&P including promotional spend is. We have said that it has increased substantially, but it is not something we give a s percentage.

Question: Okay, the last question just relates to the success of some of the other Australian brands in the US, we've seen recently a couple of brands come up with very strong success. Could you just talk about the competitive landscape specifically in the US market is going to be in 2003. Is it going to be significantly tougher because of the new brands launched at lower prices?

Keith Lambert: That's a good question, we are seeing something interesting, just about every major winery player in the United States grabbing hold of a line of wines from Australia so they can have an Australian line in their portfolio. Now that's quite unusual, it's reasonably new, it started a few years ago but it's now caught on that really everybody is having a try and this of course is on the fantastic back of success of Lindemans and Rosemount in that market. You're going to see some winners and losers in that process, Yellow Tail has been very successful, and has caught on in a big way. The others I would say not yet, but you never know, it's early days because it's pretty recent in the last may be four months or so.

In terms of our performance of course what was our response? Well we launched just before Australia's most famous wine which was Penfolds and it was a great initiative and it has been very successful, it's got great credentials in the market. It has done very well. There is no real evidence that the price points on these wines are generally below our Lindemans and Rosemount prices, Yellow Tail is certainly below. Of course we don't seem to have incurred a problem to date, our 13 week Neilsons as was indicated here in the presentation appeared very strong, probably the strongest they have been in eighteen months.

I think other brands are getting hurt in the process, and probably other California wines are getting hurt in the process. But so far our cannibalisation or loss to them of business is a better word, appears to be not showing through in the numbers. So it's early days but it is an indication of more competition to come and we've got a strong portfolio. Does that answer your question?

Question: There are a number of different interpretations of the company's effective taxation rate going forward, some at 20% and some at 28%. Could you please provide any guidance?

Peter Cleaves: A prudent guide for FY 2003 is an effective taxation rate between 24% and 28% dependent on the mix of earnings from our overseas operations.

Question: Has your EBITA margin declined?

Keith Lambert. I refer you to page 16 of our presentation. The EBITA/sales ratio per SGARA has reduced from 20.3% in fiscal 2001 to 19.2% in fiscal 2002. So, there was a slight decline. This is a result of a more competitive market environment. It should also be remembered that 2001 was positively impacted by the unusually high volumes of super premiums coming from the 1998 make.

But note that at just under 20%, this is a healthy margin. I would also point out that the former Southcorp margin was around 15%, excluding Rosemount.

The question I would also ask you is that if you had a choice of making a sale at a 20% margin or not making a sale, what would you choose? If you look at the second half of 2002 versus the first half of 2002, the EBITA/sales ratio has actually increased from 18.7% to 19.6%.

Question: Can you comment on the impact of the 2002 vintage on future earnings?

Answer: There are a couple of points to make on vintages.

The 2000 vintage was an aberrant vintage; it was an unusually low make. We have said before the financial impact of the shortage of super premiums will be in the order of $30 million in fiscal 2003 relative to fiscal 2002. The 2002 make, while lower than the strong 2001 make, was actually in line with the previous five year average. We expect the impact of the 2002 make to average out over 2004 and 2005 based on the strong 01 vintage and lesser 02 vintage, with sales of some of the super premiums from 01 likely to not be sold through by 04 and therefore into 05 as well. In the super premiums, Wynns Coonawarra is likely to be the most impacted by the poorer 2002 vintage.

In the premium commercial ranges, we have sufficient wine available to meet our forecast requirements.

Question: What is the outlook for the level of working capital to sales and trade debtors?

Answer: We would expect working capital to sales to stay around the levels of fiscal 2002 (69%). Inventory in absolute terms will increase but increased sales volumes should offset, keeping the ratio around current levels. Trade debtors to sales in fiscal 02 stood at about 30%. This is obviously an area we will continue to monitor closely. There were a number of one off factors which impacted trade debtors in fiscal 2002. Even without these, the move to further FOB shipments to our major customers in the US and Europe, is likely to keep the level of trade debtors at around the 2002 level.

Robert Porter: Thank you ladies and gentlemen. Members of the executive will be available so if you have any further questions please ask them outside. We would like to welcome you to join us at lunch and thank you very much for your interest and attendance today.

End of recording.

Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

02 SEP -9 AM 10:36

LINDEMANS
making life more enjoyable

23 August 2002

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692
TRANSCRIPT OF INVESTMENT PRESENTATION – FULL YEAR RESULTS

We enclose herewith for filing a copy of notice that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia

Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

02 SEP -9 AM 11:25

LINDEMANS
making life more enjoyable

20 August 2002

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692
CANCELLATION OF OPTIONS

We enclose herewith for filing a copy of notice that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.

Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

02 SEP -9 AM 8:25

19 August 2002

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
10th Floor
20 Bond Street
SYDNEY NSW 2000

Dear Sir/Madam

CANCELLATION OF OPTIONS

We advise that, due to the cessation of employment of participants in the Southcorp Executive Share and Option Plan, 35,000 options to acquire additional fully paid ordinary shares in the capital of the Company have been cancelled in accordance with the rules of the Plan, as follows:

Date Options Granted	Exercise Price	Date Options Cancelled	No. Options Cancelled
12 November 1999	$5.38	16 August 2002	25,000
10 October 2001	$7.19	16 August 2002	10,000

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

02 SEP -9

LINDEMANS
making life more enjoyable

20 August 2002

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692
PRELIMINARY FINAL RESULTS

We enclose herewith for filing a copy of notice that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.

Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

02 SEP -9

LINDEMANS
making life more enjoyable

20 August 2002

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
10th Floor
20 Bond Street
SYDNEY NSW 2000

Dear Sir/Madam

PRELIMINARY FINAL REPORT

In accordance with Listing Rule 4.3, attached is the Company's Appendix 4B - Preliminary Final Report for the financial year ended 30 June 2002, together with accompanying Media Release and Results Presentation.

These documents will be available on the Southcorp website at www.southcorp.com.au

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

encl.

Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

Appendix 4B

Preliminary Final Report

Name of entity

Southcorp Limited

ABN or equivalent company reference	Half yearly (tick)	Preliminary final (tick)	Financial year ended ('current period')
007 722 643		✓	**30 June 2002**

For announcement to the market

				$A'000	
Revenues from ordinary activities (item 1.1)	down	22.2%	to	2,822,342	
Profit (loss) from ordinary activities after tax attributable to members (item 1.22)	up	45.4%	to	312,658	*
Profit (loss) from extraordinary activities after tax attributable to members (item 2.5)				-	
Net profit (loss) for the period attributable to members (item 1.11)	up	45.4%	to	312,658	*

Dividends	Amount per security	Franked amount per security
Final dividend (item 15.4)	11.0c	11.0c at 30% tax
Previous corresponding period (item 15.5)	11.0c	5.5c at 30% tax

Record date for determining entitlements to the dividend (see item 15.2) Thursday 5 September 2002

Brief explanation of any of the figures reported above and short details of any bonus or cash issue or other item(s) of importance not previously released to the market: Nil

* These amounts include the net profit after tax recognised on the divestment of Water Heater and other businesses.

	$A'000
Net profit before tax	149,063
Income tax expense	11,617
Net profit after tax	137,446

Condensed consolidated statement of financial performance

		Current period $A'000	Previous corresponding period - $A'000
1.1	Revenues from ordinary activities (see item 1.25.1)	**2,822,342**	3,628,272
1.2	Expenses from ordinary activities (see items 1.26.5)	**2,376,781**	3,271,055
1.3	Borrowing costs	**76,698**	91,060
1.4	Share of net profit (loss) of associates and joint venture entities (see item 16.7)	**(57)**	(186)
1.5	**Profit (loss) from ordinary activities before tax**	**368,806**	265,971
1.6	Income tax on ordinary activities	**55,670**	46,178
1.7	**Profit (loss) from ordinary activities after tax**	**313,136**	219,793
1.8	Profit (loss) from extraordinary activities after tax (see item 2.5)	**-**	-
1.9	**Net profit (loss)**	**313,136**	219,793
1.10	Net profit (loss) attributable to outside equity interests	**478**	4,755
1.11	**Net profit (loss) for the period attributable to members**	**312,658**	215,038

Non-owner transaction changes in equity

1.12	Increase (decrease) in revaluation reserve	**-**	-
1.13	Net exchange differences recognised in equity	**(21,384)**	21,630
1.14.1	Decrease in equity on the initial adoption of AASB 1041 "Revaluation of Non-Current Assets"	**-**	(107,496)
1.14.2	Increase in equity on the initial adoption of AASB 1037 "Self-Generating and Regenerating Assets"	**-**	40,725
1.15	Initial adjustments from UIG transitional provisions.	**-**	-
1.16	**Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)**	**(21,384)**	(45,141)
1.17	**Total changes in equity not resulting from transactions with owners as owners**	**291,274**	169,897

Earnings per security (EPS)

1.18	Basic EPS	**42.4 cents**	32.3 cents
1.19	Diluted EPS	**42.2 cents**	32.2 cents

Notes to the condensed consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members

		Current period $A'000	Previous corresponding period - $A'000
1.20	Profit (loss) from ordinary activities after tax (item 1.7)	**313,136**	219,793
1.21	Less (plus) outside equity interests (item 1.10)	**478**	4,755
1.22	**Profit (loss) from ordinary activities after tax attributable to members**	**312,658**	215,038

Revenues and expenses from ordinary activities

1.23	Revenue from sales and services	**2,002,884**	2,500,023
1.24	Interest revenue	**15,212**	15,381
1.25	Other relevant revenue	**804,246**	1,112,868
1.25.1	**Total revenue from ordinary activities**	**2,822,342**	3,628,272
1.26	Details of relevant expenses		
1.26.1	Cost of goods sold	**1,165,367**	1,685,287
1.26.2	Selling, marketing and distribution expenses	**453,334**	416,205
1.26.3	Administration expenses	**92,345**	153,667
1.26.4	Other expenses from ordinary activities	**665,735**	1,015,896
1.26.5	**Total expenses from ordinary activities**	**2,376,781**	3,271,055
1.26.6	Individually significant items		
1.26.6.1	Proceeds from divestment of controlled entities and businesses (included in item 1.25)	**703,508**	964,161
1.26.6.2	Written down value of net assets and transaction and restructure costs of controlled entities and businesses divested (included in item 1.26.4)	**554,445**	905,940
1.26.6.3	Net profit on divestment of controlled entities and businesses	**149,063**	58,221
1.26.6.4	Write-down of wine inventory	**-**	44,954
1.27	Depreciation and amortisation excluding amortisation of intangibles (see item 2.3) (included in item 1.26.3 or 1.26.4)	**60,324**	97,354
Capitalised outlays			
1.28	Interest and other borrowing costs capitalised in asset values	**15,762**	18,049
1.29	Outlays capitalised in intangibles (unless arising from an acquisition of a business)	**-**	-

Consolidated retained profits

		Current period $A'000	Previous corresponding period $A'000
1.30	Retained profits at the beginning of the financial period	**515,068**	454,603
1.31	Net profit (loss) attributable to members (item 1.11)	**312,658**	215,038
1.32	Net transfer from (to) reserves	-	-
1.33	Net effect of changes in accounting policies: Adjustments to retained profits at the beginning of financial period on initial adoption of:		
	AASB 1041 *Revaluation of Non-Current Assets*	-	(51,300)
	AASB 1037 *Self-Generating and Regenerating Assets*	-	40,725
1.33.1	Total available for appropriation	**827,726**	659,066
1.34	Dividends and other equity distributions paid or payable	**162,737**	143,998
1.35	Retained profits at end of financial period	**664,989**	515,068

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $A'000	Related tax $A'000	Related outside equity interests $A'000	Amount (after tax) attributable to members $A'000
2.1	Amortisation of goodwill	38,586	-	-	38,586
2.2	Amortisation of other intangibles	704	-	-	704
2.3	**Total amortisation of intangibles (included in item 1.26.4)**	39,290	-	-	39,290
2.4	Extraordinary items	Nil	Nil	Nil	Nil
2.5	**Total extraordinary items**	-	-	-	-

Comparison of half year profits

(Preliminary final report only)

		Current year $A'000	Previous year $A'000
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the 1st half year (item 1.23 in the half yearly report)	**210,052**	80,319
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the 2nd half year	**102,606**	134,719

As a result of the Rosemount acquisition as at 1 January 2001, and the various divestments that have occurred over the past two years, the performance of the consolidated entity on a half-yearly basis is not comparable.

Condensed consolidated statement of financial position

		At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
	Current assets			
4.1	Cash	**42,540**	113,282	112,501
4.2	Receivables	**552,511**	553,680	1,197,236
4.3	Investments	**-**	-	-
4.4	Inventories	**624,098**	678,449	557,049
4.5	Tax assets	**-**	-	-
4.6	Other	**11,075**	20,178	18,396
4.7	**Total current assets**	**1,230,224**	1,365,589	1,885,182
	Non-current assets			
4.8	Receivables	**83,316**	174,299	188,909
4.9	Investments (equity accounted)	**1,576**	31,158	32,888
4.10	Other investments	**41,160**	46,969	46,695
4.11	Inventories	**240,623**	289,007	219,170
4.12	Exploration and evaluation expenditure capitalised	**-**	-	-
4.13	Development properties (mining entities)	**-**	-	-
4.14	Other property, plant and equipment (net)	**648,505**	821,751	627,615
4.14.1	Grape vines	**172,569**	167,729	210,355
4.15	Intangibles (net)	**1,285,282**	1,438,068	1,303,688
4.16	Tax assets	**34,858**	41,206	34,791
4.17	Other	**8,905**	15,054	5,493
4.18	**Total non-current assets**	**2,516,794**	3,025,241	2,669,604
4.19	**Total assets**	**3,747,018**	4,390,830	4,554,786
	Current liabilities			
4.20	Payables	**361,310**	384,152	248,793
4.21	Interest bearing liabilities	**59,914**	47,395	158,326
4.22	Tax liabilities	**47,990**	1,419	33,895
4.23	Provisions	**233,056**	285,128	203,311
4.24	Other	**-**	-	-
4.25	**Total current liabilities**	**702,270**	718,094	644,325
	Non-current liabilities			
4.26	Payables	**1,143**	169	168
4.27	Interest bearing liabilities	**686,178**	1,476,902	1,528,481
4.28	Tax liabilities	**73,685**	88,648	88,887
4.29	Provisions	**26,021**	42,119	46,702
4.30	Other	**-**	-	-
4.31	**Total non-current liabilities**	**787,027**	1,607,838	1,664,238
4.32	**Total liabilities**	**1,489,297**	2,325,932	2,308,563
4.33	**Net assets**	**2,257,721**	2,064,898	2,246,223
	Equity			
4.34	Capital	**1,489,947**	1,417,028	1,482,596
4.35	Reserves	**102,775**	124,160	119,758
4.36	Retained profits	**664,989**	515,068	643,862
4.37	Equity attributable to members of the parent entity	**2,257,711**	2,056,256	2,246,216
4.38	Outside equity interests in controlled entities	**10**	8,642	7
4.39	**Total equity**	**2,257,721**	2,064,898	2,246,223
4.40	Preference capital and related premium included as part of 4.37	**-**	-	-

5 **Exploration and evaluation expenditure capitalised** - not applicabl(

6 **Development properties** - not applicabl(

Condensed consolidated statement of cash flows

		Current period $A'000	Previous corresponding period $A'000
	Cash flows related to operating activities		
7.1	Cash receipts in the course of operations	**2,102,332**	2,833,937
7.2	Cash payments in the course of operations	**(1,871,254)**	(2,562,132)
7.7	Income taxes paid	**(28,266)**	(78,247)
7.8	Other	**-**	-
7.9	**Net operating cash flows**	**202,812**	193,558
	Cash flows related to investing activities		
7.3	Dividends received from associates	**-**	398
7.4	Other dividends received	**86**	254
7.10	Payments for property, plant and equipment and grape vines	**(118,321)**	(139,031)
7.11	Proceeds from sale of property, plant and equipment and grape vines	**13,639**	34,781
7.12	Payments for equity accounted investments	**(1,980)**	-
7.12.1	Payments for equity investments	**-**	(4,925)
7.12.2	Payments for controlled entities, net of cash acquired	**(783)**	(1,396,230)
7.13	Proceeds from sale of equity investments	**1,881**	7,054
7.13.1	Proceeds from divestment of controlled entities and businesses, net of cash disposed	**680,833**	721,121
7.13.2	Proceeds from sale of other non-current assets	**1,366**	-
7.16	Payments for transaction and restructure costs of controlled entities and businesses divested	**(43,222)**	(24,660)
7.16.1	Other payments	**(2,007)**	(3,091)
7.17	**Net investing cash flows**	**531,492**	(804,329)
	Cash flows related to financing activities		
7.18	Proceeds from issues of shares	**53,218**	542,474
7.19	Proceeds from borrowings	**472,301**	462,057
7.20	Repayment of borrowings	**(1,206,039)**	(219,664)
7.14	Loans advanced	**(5,370)**	(4,950)
7.15	Proceeds from repayment of loans	**12,838**	30,096
7.15.1	Proceeds from deferred consideration of controlled entities and businesses divested in prior years	**121,210**	1,352
7.5	Interest and other items of a similar nature received	**14,774**	13,364
7.6	Interest and other costs of finance paid	**(83,211)**	(91,969)
7.21	Dividends paid	**(144,016)**	(106,368)
7.22	Other	**-**	-
7.23	**Net financing cash flows**	**(764,295)**	626,392
7.24	**Net increase (decrease) in cash held**	**(29,991)**	15,621
7.25	Cash at beginning of period (see reconciliation of cash)	**72,305**	48,953
7.26	Exchange rate adjustments to item 7.25	**(1,267)**	7,731
7.27	**Cash at end of period** (see reconciliation of cash)	**41,047**	72,305

Non-cash financing and investing activities

During the current period, a total of 2,740,000 (2001: 800,000) ordinary fully paid shares were issued under the Southcorp Executive Share and Option Plan for which loans of $19,701,000 (2001: $4,221,000) were made by the Company. These transactions are treated as not giving rise to cash flows.

Reconciliation of cash

Reconciliation of cash at end of period (as shown in the consolidated statement of cash flows) to the related items in the accounts is a follows:	Current period $A'000	Previous corresponding period - $A'000
8.1 Cash on hand and at bank	**33,246**	83,216
8.2 Deposits at call	**9,294**	30,066
8.3 Bank overdraft	**(1,493)**	(23,418)
8.4 Other - Short term bank loans	**-**	(17,559)
8.5 **Total cash at end of period** (item 7.27)	**41,047**	72,305

Other notes to the condensed financial statements
Ratios

	Current period	Previous corresponding period
Profit before tax / revenue 9.1 Consolidated profit (loss) from ordinary activities before tax (item 1.5) as a percentage of revenue (Item 1.1)	**13.1%**	7.3%
Profit after tax / equity interests 9.2 Consolidated net profit (loss) from ordinary activities after tax attributable to members (Item 1.11) as a percentage of equity (similarly attributable) at the end of the period (Item 4.37)	**13.8%**	10.5%

Earnings per security (EPS)

10.1 Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of AASB 1027: Earnings per Share are as follows:

	Current period	Previous corresponding period
	Number of ordinary shares	
Weighted average number of ordinary shares used in the calculation of basic EPS	**737,945,045**	665,194,953
Add: weighted average potential ordinary shares	**3,573,310**	3,514,590
Weighted average number of ordinary shares and potential ordinary shares used in the calculation of diluted EPS	**741,518,355**	668,709,543
	$'000	$'000
Net profit used in calculating basic earnings per share and diluted earnings per share	**312,658**	215,038

NTA backing

	Current period	Previous corresponding period
11.1 **Net tangible asset backing per ordinary security**	**$1.31**	$0.85

Discontinuing operations

12.1	Refer Item 19.5

Control gained over entities having a material effect

13.1	Name of entity (or group of entities)	N/A
		$A'000
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entities since the date in the current period on which control was acquired	
13.3	Date from which such profit has been calculated	
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the entities for the whole of the previous corresponding period	

Loss of control of entities having a material effect

14.1	Name of businesses and controlled entity (or group of entities)	Australasian Water Heater, Clean Air Systems and US Water Heater
		$A'000
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entities for the current period to the date of loss of control	21,275
14.3	Date to which the profit (loss) in item 14.2 has been calculated - Australasian Water Heater and Clean Air Systems - US Water Heater	31 December 2001 31 March 2002
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entities while controlled during the whole of the previous corresponding period	48,959
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items after tax from divestment of Water Heater and other businesses after transaction and restructure costs	137,446

Dividends

15.1	Date the dividend is payable	Monday 7 October 2002
15.2	Record date to determine entitlements to the dividends (ie, on the basis of registrable transfers received up to 5.00 pm if paper based, or by "End of Day" if a proper SCH transfer)	Thursday 5 September 2002
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	Yes

Amount per security

			Amount per security	Franked amount per security
	(Preliminary final report only)			
15.4	**Final dividend**	**Current year**	**11.0c**	**11.0c at 30% tax**
15.5		Previous year	11.0c	5.5c at 30% tax
15.6	**Interim dividend**	**Current year**	**11.0c**	**11.0c at 30% tax**
15.7		Previous year	10.0c	5.0c at 30% tax

For the above period, the amount of foreign source dividend per security was nil.

Total dividend per security

(Preliminary final report only)

		Current year	Previous year
15.8	Ordinary securities	**22.0 c**	21.0c
15.9	Preference securities	**N/A**	N/A

Final dividend

(Preliminary final report only)

		Current period $A'000	Previous corresponding period - $A'000
15.10	Ordinary securities	**81,361**	80,850
15.11	Preference securities	**N/A**	N/A
15.12	**Total**	**81,361**	80,850

The dividend plan shown below has been suspended and is not in operation.

The Southcorp Limited Dividend Reinvestment Plan remains suspended

The last date for receipt of election notices for the dividend plan: N/A

Any other disclosures in relation to dividends.

Nil

Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint venture entities':	Current period $A'000	Previous corresponding period - $A'000
16.1 Profit (loss) from ordinary activities before tax	**551**	536
16.2 Income tax on ordinary activities	**(608)**	(722)
16.3 Profit (loss) from ordinary activities after tax	(57)	(186)
16.4 Extraordinary items net of tax	-	-
16.5 Net profit (loss)	(57)	(186)
16.6 Adjustments	-	-
16.7 Share of net profit (loss) of associates and joint venture entities	(57)	(186)

Material interests in entities which are not controlled entities

Name of entity	Percentage of ownership interest held at end of period		Contribution to net profit (loss) (Item 1.9)	
17.1 **Equity accounted associates and joint venture entities**	**Current period %**	Previous corresponding period	**Current period $A'000**	Previous corresponding period - $A'000
Not Applicable				
17.2 **Total**			-	-
17.3 **Other material interests**				

Issued and quoted securities at end of current period

	Category of securities (All securities are fully paid)	Number issued	Number quoted		
18.1	**Preference securities**	Nil	Nil		
18.2	Issued during current period	Nil	Nil		
18.3	**Ordinary Securities**				
	At end of current period				
	Fully paid ordinary shares	739,587,688	739,287,688		
18.4	Issued during current period	13,806,706	13,806,706		
18.5	**Convertible debt securities**	Nil	Nil	Nil	Nil
18.6	Issued during current period	Nil	Nil	Nil	Nil
18.7	**Options**			Exercise price	Expiry date
	At end of current period				
	Fully paid ordinary shares	75,000	Nil	5.57	30 Sep 2002
	Fully paid ordinary shares	140,000	Nil	5.55	30 Sep 2002
	Fully paid ordinary shares	180,000	Nil	5.17	30 Sep 2003
	Fully paid ordinary shares	25,000	Nil	5.19	30 Sep 2003
	Fully paid ordinary shares	250,000	Nil	5.19	31 Dec 2006
	Fully paid ordinary shares	333,334	Nil	5.47	28 Oct 2004
	Fully paid ordinary shares	3,262,600	Nil	4.65	31 Oct 2004
	Fully paid ordinary shares	2,225,000	Nil	5.38	30 Sep 2009
	Fully paid ordinary shares	75,000	Nil	4.59	30 Sep 2009
	Fully paid ordinary shares	250,000	Nil	4.70	30 Sep 2009
	Fully paid ordinary shares	20,000	Nil	4.47	30 Jun 2010
	Fully paid ordinary shares	1,800,000	Nil	4.54	31 Dec 2005
	Fully paid ordinary shares	175,000	Nil	6.50	31 Dec 2010
	Fully paid ordinary shares	885,000	Nil	7.19	30 Jun 2011
	Fully paid ordinary shares	2,000,000	Nil	6.83	31 Oct 2011
18.8	Issued during current period				
	Fully paid ordinary shares	945,000	Nil	7.19	30 Jun 2011
	Fully paid ordinary shares	2,000,000	Nil	6.83	31 Oct 2011

Issued and quoted securities at end of current period (continued)

	Number issued	Number quoted	Exercise price	Expiry date
18.9 Exercised during current period				
Fully paid ordinary shares	8,307,823	Nil	4.75	15 Jun 2003
Fully paid ordinary shares	313,000	Nil	4.46	30 Sep 2001
Fully paid ordinary shares	105,000	Nil	5.55	30 Sep 2002
Fully paid ordinary shares	330,000	Nil	5.17	30 Sep 2003
Fully paid ordinary shares	150,000	Nil	4.66	30 Sep 2009
Fully paid ordinary shares	917,550	Nil	4.65	31 Oct 2004
Fully paid ordinary shares	550,000	Nil	5.38	30 Sep 2009
Fully paid ordinary shares	60,000	Nil	5.38	30 Jun 2002
Fully paid ordinary shares	333,333	Nil	5.47	28 Oct 2004
18.10 Lapsed during current period				
Fully paid ordinary shares	193,177	Nil	4.75	15 Jun 2003
Fully paid ordinary shares	122,400	Nil	4.65	31 Oct 2004
Fully paid ordinary shares	25,000	Nil	5.17	30 Sep 2003
Fully paid ordinary shares	90,000	Nil	5.38	30 Jun 2002
Fully paid ordinary shares	170,000	Nil	5.38	30 Sep 2009
Fully paid ordinary shares	10,000	Nil	4.47	30 Jun 2010
Fully paid ordinary shares	35,000	Nil	6.50	31 Dec 2010
Fully paid ordinary shares	60,000	Nil	7.19	30 June 2011
18.11 **Debentures**	Nil	Nil	Nil	Nil
18.12 **Unsecured notes**	Nil	Nil	Nil	Nil

Income tax expense

	Current period $A'000	Previous corresponding period $A'000
Major reasons for the year ended 30 June 2002 tax rate varying by more than 15% from the prima facie tax rate of 30% (2001: 34%) are as follows:		
Income tax expense calculated on profit from ordinary activities at 30% (2001: 34%)	**110,642**	90,430
Increase (decrease) in tax expense due to:		
- non-assessable profits on divestment of controlled entities, businesses and other assets	**(38,946)**	(40,680)
- amortisation of intangible assets not deductible	**11,543**	8,630
- income tax over provided in previous years	**(6,959)**	(263)
- restatement of deferred tax balances to reflect future change in income tax rate	**-**	(4,002)
- benefit of unbooked tax losses recouped less current year losses not tax effected	**(15,440)**	(8,742)
- other items	**(5,170)**	805
Income tax expense relating to profit from ordinary activities	**55,670**	46,178

Report for segments

Primary reporting Business segments	Wine	Water Heater	Packaging	Segment Total	Divestments	Unallocated	Total
2002 ($'000)							
Revenue							
Segment revenue	1,612,028	478,903	-	2,090,931	703,508	-	2,794,439
Other unallocated revenue						27,903	27,903
Total revenue	1,612,028	478,903	-	2,090,931	703,508	27,903	2,822,342
Result							
Segment result after amortisation	250,480	34,181	-	284,661	149,063	-	433,724
Unallocated						(3,432)	(3,432)
Earnings before interest and tax	250,480	34,181	-	284,661	149,063	(3,432)	430,292
Net interest and other borrowing costs							(61,486)
Profit from ordinary activities before income tax							368,806
Income tax expense							(55,670)
Profit from ordinary activities after income tax							313,136
Assets							
Segment assets	3,455,494	-	-	3,455,494			3,455,494
Unallocated assets						291,524	291,524
Consolidated total assets							3,747,018
Liabilities							
Segment liabilities	483,818	-	-	483,818			483,818
Unallocated liabilities						1,005,479	1,005,479
Consolidated total liabilities							1,489,297
Other disclosures							
Acquisition of segment non-current assets	83,798	14,620	-	98,418			98,418
Depreciation and amortisation of segment assets	85,045	13,402	-	98,447			98,447
Other non-cash expenses	37,771	7,192	-	44,963			44,963
Share of net profit (loss) from associated entities	(208)	-	-	(208)	151		(57)
Investments in associates accounted for by the equity method	1,576	-	-	1,576	-	-	1,576
2001 ($'000)							
Revenue							
Segment revenue	1,160,901	686,664	770,930	2,618,495	964,161	-	3,582,656
Other unallocated revenue						45,616	45,616
Total revenue	1,160,901	686,664	770,930	2,618,495	964,161	45,616	3,628,272
Result							
Segment result after amortisation	158,421	76,245	58,953	293,619	58,221	-	351,840
Unallocated						(10,190)	(10,190)
Earnings before interest and tax	158,421	76,245	58,953	293,619	58,221	(10,190)	341,650
Net interest and other borrowing costs							(75,679)
Profit from ordinary activities before income tax							265,971
Income tax expense							(46,178)
Profit from ordinary activities after income tax							219,793
Assets							
Segment assets	3,319,772	580,839	-	3,900,611			3,900,611
Unallocated assets						490,219	490,219
Consolidated total assets							4,390,830
Liabilities							
Segment liabilities	386,998	122,802	-	509,800			509,800
Unallocated liabilities						1,816,132	1,816,132
Consolidated total liabilities							2,325,932
Other disclosures							
Acquisition of segment non-current assets	1,497,309	35,191	23,242	1,555,742			1,555,742
Depreciation and amortisation of segment assets	60,042	22,541	40,529	123,112			123,112
Other non-cash expenses	63,912	3,965	(2,972)	64,905			64,905
Share of net profit (loss) from associated entities	(149)	-	(37)	(186)	-	-	(186)
Investments in associates accounted for by the equity method	619	-	-	619	-	30,539	31,158

Report for segments (continued)

Secondary reporting Geographic segments	Australasia	UK /Europe	Americas	Segment Total	Divestments	Unallocated	Total
2002 ($'000)							
External segment revenue by location of customers							
Wine	554,980	510,941	546,107	1,612,028	-	-	1,612,028
Water Heater and Other	143,195	10,282	325,426	478,903	703,508	-	1,182,411
Total segment revenue	698,175	521,223	871,533	2,090,931	703,508	-	2,794,439
Result							
Wine							
Earnings before interest, tax and amortisation	80,919	72,016	134,394	287,329	-	-	287,329
Amortisation of goodwill						(36,849)	(36,849)
Earnings before interest and tax	80,919	72,016	134,394	287,329	-	(36,849)	250,480
Water Heater and Other	29,481	1,011	3,689	34,181	149,063	-	183,244
Segment result after amortisation	110,400	73,027	138,083	321,510	149,063	(36,849)	433,724
Unallocated						(3,432)	(3,432)
Earnings before interest and tax	110,400	73,027	138,083	321,510	149,063	(40,281)	430,292
Net interest and other borrowing costs							(61,486)
Profit from ordinary activities before income tax							368,806
Income tax expense							(55,670)
Profit from ordinary activities after income tax							313,136
Assets							
Segment assets by location	2,995,063	256,545	203,886	3,455,494			3,455,494
Other disclosures							
Acquisition of segment non-current assets	86,985	1,952	9,481	98,418			98,418
2001 ($'000)							
External segment revenue by location of customers							
Wine	507,617	317,959	335,325	1,160,901	-	-	1,160,901
Water Heater and Other	807,306	21,555	628,733	1,457,594	964,161	-	2,421,755
Total segment revenue	1,314,923	339,514	964,058	2,618,495	964,161	-	3,582,656
Result							
Wine							
Earnings before interest, tax and amortisation	81,109	22,646	73,738	177,493	-	-	177,493
Amortisation of goodwill						(19,072)	(19,072)
Earnings before interest and tax	81,109	22,646	73,738	177,493	-	(19,072)	158,421
Water Heater, Packaging and Other	114,549	2,950	17,699	135,198	58,221	-	193,419
Segment result after amortisation	195,658	25,596	91,437	312,691	58,221	(19,072)	351,840
Unallocated						(10,190)	(10,190)
Earnings before interest and tax	195,658	25,596	91,437	312,691	58,221	(29,262)	341,650
Net interest and other borrowing costs							(75,679)
Profit from ordinary activities before income tax							265,971
Income tax expense							(46,178)
Profit from ordinary activities after income tax							219,793
Assets							
Segment assets by location	3,350,908	166,473	383,230	3,900,611			3,900,611
Other disclosures							
Acquisition of segment non-current assets	1,521,556	5,599	28,587	1,555,742			1,555,742

Compilation of segment information

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise income-earning assets and revenues, interest bearing loans, other borrowings, corporate assets and expenses. Segment revenue includes sales and other revenue and represents external sales only as inter-segment sales are not material. Segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

The consolidated entity's business segments comprise the following, based on the management reporting system:
Wine - including viticulture and production of table, sparkling and fortified wines.
Water Heater - including the manufacture of domestic and commercial water heaters and clean air systems. This segment was divested during the year ended 30 June 2002.
Packaging - included the manufacture of industrial and consumer packaging. This segment was divested during the year ended 30 June 2001.

The consolidated entity's business segments operate geographically mainly as follows:
Australasia - Viticulture, production and sale of wine and manufacture and sale of water heaters and clean air systems. In the prior period, manufacturing and sale of industrial and consumer packaging.
UK/Europe - Customers for wine mainly exported from Australia with some viticulture and production of wine in France. Customers for clean air systems exported from Australia and manufacture and sale of clean air systems.
Americas - Customers for wine mainly exported from Australia with some viticulture and production of wine in the USA. Manufacture and sale of water heaters and customers for clean air systems exported from Australia. In the prior period, manufacture and sale of industrial and consumer packaging.

Comments by Directors

Comments by the Directors on the results and any material factors which affected the earnings of the economic entity for the financial year are included in the attached media release.

19.1 Basis of accounts preparation

Other than for the changes in accounting policies referred to below as allowed by the Corporations Act 2001, accounting policies have been consistently applied by the entities in the economic entity and are consistent with those adopted in the previous year. This report should be read in conjunction with the attached media release.

19.2 Material factors affecting the revenues and expenses of the consolidated entity for the current period:

Refer attached Media Release.

19.3 Description of each event since the end of the current period which has had a material effect and is not related to matters already reported, with financial effect quantified if possible:

There are no such material events

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year:

The Directors have declared a 100% franked Class C (at 30% tax) final dividend. Based on current forecasts, the Directors anticipate being able to pay dividends franked to 100% for the next year.

Comments by Directors (continued)

19.5 Changes in accounting policies and estimation methods since the last annual report are disclosed as follows:

The consolidated entity has applied the following revised accounting standards for the first time from 1 July 2001:
AASB 1005 "Segment Reporting": The adoption of AASB 1005 has resulted in changes in the comparative information due to the changes in the definitions of segment revenues and expenses.

AASB 1027 "Earnings Per Share": The effect of adopting the revised standard AASB 1027 is not material.

AASB 1042 "Discontinuing Operations": As the announcement of the plan to divest the Water Heater businesses occurred prior to 1 July 2001, and the divestments occurred prior to 30 June 2002, under the transitional arrangements, the provisions of this standard are not applicable.

19.6 Revisions in estimates are disclosed as follows - nature and amount of revisions in estimates of amounts reported in previous annual reports if those revisions have a material effect in this year.

There are no material changes

19.7 Changes in contingent liabilities or assets since last annual report are disclosed as follows.

There are no material changes

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	Adelaide Convention Centre North Terrace, Adelaide SA
Date	Thursday, 31 October 2002
Time	10:00 AM
Date the annual report will be available	Monday, 30 September 2002

Compliance statement

1 This report has been prepared in accordance to AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to the ASX.

Identify other standards used: None

2 This report and the financial statements prepared under the Corporations Act 2001 use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed.

4 This report is based on financial statements to which one of the following applies:
(Tick one)

- [ ] The financial statements have been audited.
- [ ] The financial statements have been subject to review.
- [x] The financial statements are in the process of being audited or subject to review.
- [ ] The financial statements have *not* yet been audited or reviewed.

5 If the accounts have been or are being audited or subject to a review and the audit report is not attached, details of any qualifications will follow immediately they are available.

6 The entity has a formally constituted audit committee.

Sign here: ____________________ Date: 20 August 2002
Company Secretary

Print name: Martin Hudson

Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE

LINDEMANS
making life more enjoyable

NEWS RELEASE

Southcorp Announces Strong Profit Results

20 August 2002

Highlights

- *Strong earnings growth in integration year* – Net Profit after Tax (excluding business divestments) of $175.2 million (up 23.2%).
- *Wine EBITA (pre SGARA)* of $287.1 million (up 102.5%) on a statutory basis or 13.8% on a like for like basis[1].
- *Strong volume growth* – total volume growth up 11.9% to 22.2 million nine litre cases (excluding bulk wine). Americas volumes exceeds five million cases (up 25.9%); European volumes exceed 7.4 million cases (up 17.3%).[1]
- *Core premium brand volume growth* - Lindemans, Rosemount, Penfolds and Wynns up 25% to 13.9 million nine litre cases and revenue growth of 29.9% to $1.2 billion.[1]
- *Improved value mix of portfolio* - core premium brands generated 80% of revenue, compared with 56% pre-merger and average revenue per case of $86.32 (up by 3.9%).[1]
- *Pure wine focus established* - integration completed, divestment of the last non-core business (Water Heater business).
- *Business efficiency improvements achieved* – Wine Group inventory to sales ratio has reduced from 70.4% to 57.8%; working capital to sales has reduced from 77.2% to 69.1%.[1]
- *Significant reduction in debt* - $707.5 million in net debt paid off with gearing reducing from 40.6% to 23.8%.
- *Final dividend* of 11 cents per share announced, with a total 2002 dividend of 22 cents per share (a 4.8% increase on the 2001 dividend). The total dividend for 2002 will be 100% franked.

[1] Like for like comparison on Wine Group performance, including 6 months contribution for Rosemount Wines to 31 December 2000, prior to acquisition. The 2001 EBITA of $252.3 million is on a like for like Wine Group basis and after adding back inventory writedown and merger related costs of $59.5 million.

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia
Telephone +61 2 9465 1000 Facsimile: +61 2 9465 1100

Earnings

Southcorp Limited (Southcorp) today announced a net profit after tax for the 12 months ended 30 June 2002 of $312.7 million (2001 - $215.0 million), a 45.4% increase on the 2001 corresponding period. The result included an after tax profit of $137.5 million from the divestment of the Water Heater business and other non-core businesses (compared with a net profit from divestments of $72.8 million in the corresponding period).

Excluding profit from business divestments, net operating profit after tax was $175.2 million (2001 - $142.2 million), an increase of 23.2%.

Southcorp's Earnings Before Interest Tax & Amortisation (EBITA) before SGARA was $320.3 million (2001 - $276.1 million), a 16.0% increase.

EBITA (before SGARA) for the Wine Group was $287.1 million (2001 - $141.8 million), a 102.5% increase, as reported on a statutory basis.

On a like for like basis – including six months contribution from Rosemount for the period ended 31 December 2000, Wine Group EBITA (before SGARA) for 2002 increased by 13.8%.[1]

Earnings per share before amortisation and before the profit after tax from the divestment of businesses was 29.1 cents (2001 – 25.6 cents), a 13.4% increase. Earnings per share after amortisation and after the profit after tax from sale of businesses was 42.4 cents (2001 – 32.3 cents), a 31.1% increase.

Group sales revenues (excluding other revenues) were $2.0 billion, a 19.9% decrease from the previous year, mainly reflecting the reduced contribution from divested businesses. Sales revenue in the Wine Group increased by 20.9% to $1.5 billion (2001 - $1.2 billion).[1]

Southcorp's Managing Director and Chief Executive Officer, Keith Lambert, said: "The results reflect a very strong operational performance in competitive market conditions. Built on strong volume growth and a continued trend in the portfolio mix to higher margin products, the improvement in earnings, stronger cash flow generation, and solid progress on a number of key business efficiency ratios, as well as a strengthening return on capital, augers well for the transformation of Southcorp into a premium wine business."

During the year, the divestment of the Water Heater business occurred, marking the transformation of Southcorp to a pure focus wine business.

Volumes & Regional EBITA

Sales volumes (excluding bulk wines) in the Wine Group increased 11.9%, with Southcorp selling 22.2 million nine-litre cases of wine. Sales in the Americas region increased by 25.9% to 5.1 million cases. Sales volumes in the United Kingdom and Europe increased by 17.3% to 7.4 million cases. Australasian sales increased by 2.3% to 9.7 million cases. Sales of the Company's four core brands of Rosemount,

Lindemans, Penfolds and Wynns increased by 25% to 13.9 million cases. These core brands now represent 80% of revenues, compared with 56% pre-merger.[1]

EBITA (before SGARA) contribution of the main regions was as follows: Americas $134.3 million; Europe $71.9 million; and Australasia $80.9 million.

Successful Marketing Activities

According to Mr Lambert: "The year was notable for a number of marketing successes. The launch and promotion of new Penfolds lines in the US, UK and Australia was an outstanding success, with Penfolds volumes increasing by 1 million cases, or 55%, to 2.8 million cases, a larger increase in one year than had been achieved in the previous five years. Lindemans achieved a 24% increase in volumes to 5.9 million cases. Rosemount volumes increased by 17% to 4.9 million cases."[1]

Sales growth of 20.9% was associated with an increase in net average revenues per case from $62.29 to $67.34, and an EBITA per case increase from $12.70 to $12.92. For the four core premium brands, sales growth was 29.9% or $275 million and net average sales revenue per case of $86.32 was achieved, up from $83.09 in 2001[1].

"The sales result reflects the global strengths of Southcorp's core brands, and progress toward the implementation of the Southcorp business model, focussing on the sale of higher margin premium and super premium commercial wines," Mr Lambert said.

Business Efficiency Improvements

In addition to the strong financial performance, progress was made on improving the efficiency of the business. Inventory levels were maintained below those for the previous year, with an improvement in the inventory to sales ratio of the Wine Group from 70.4% to 57.8%. Working capital to sales also decreased from 77.2% to 69.1%. Capital expenditure to depreciation declined during the year from 2.1 times to 1.7 times, while capital expenditure to sales decreased from 7.8% to 5.4%.[1] During the year the Company reduced debt by $707.5 million, reducing the company's gearing (net debt/net debt + equity) from 40.6% to 23.8%.

Mr Lambert said: "These figures demonstrate the discipline being exercised in managing the company's portfolio to improve its efficiency. Combined with the focus on profitable volume growth, return on capital employed is expected to continue to strengthen."

Outlook

"The operating environment for the wine sector remains highly competitive internationally. Southcorp enters the new financial year with a significantly strengthened sales and marketing capability, a strong stable of high margin core brands and a re-invigorated portfolio of boutique and specialist wines. Our global market presence, strengthening relationship with distributors and customers, as well as our higher margin premium portfolio, positions Southcorp to compete in the tough environment. While operating conditions will remain challenging, Southcorp is well placed to deliver double digit volume growth leading to sustained earnings growth," Mr Lambert said.

Dividend

Directors have declared a final dividend of 11 cents per share, which will be paid on 7 October 2002, for shareholders registered as at Thursday 5 September 2002. The dividend will be 100% franked. Shares will be quoted as ex-dividend on the Australian Stock Exchange from 30 August 2002.

For information contact:

Dr Robert Porter
Group Manager Investor Relations & Corporate Affairs
Phone: 02 94651154 Mobile: 61 407 391 829

www.southcorp.com.au contains copies of the news release, as well as the investment presentational document accompanying the full year results.

Southcorp Limited
Summary Financials

Statutory Reporting Basis
Year Ended 30 June 2002

Includes Rosemount Results from Acquisition – 1 January 2001

	FY 2001	FY2002	% Change
Net Sales	**2,500,023**	**2,002,884**	**(19.9)**
- Wine Group	1,060,547	1,524,932	43.8
- Water Heater Group	684,347	477,952	(30.2)
- Packaging Group	755,129	-	(100.0)
EBITA (pre SGARA)	**276,097**	**320,317**	**16.0**
- Wine Group	141,813	287,127	102.5
- Water Heater Group	80,954	36,622	(54.8)
- Packaging Group	63,520	-	(100.0)
- Unallocated	(10,190)	(3,432)	(66.3)
SGARA	**35,680**	**202**	**(99.4)**
EBITA (post SGARA)	**311,777**	**320,519**	**(2.8)**
- Wine Group	177,493	287,329	61.9
- Water Heater Group	80,954	36,622	(54.8)
- Packaging Group	63,520	-	(100.0)
- Unallocated	(10,190)	(3,432)	(66.3)
Amortisation	**(28,348)**	**(39,290)**	**38.6**
Net Borrowing Costs	**(75,679)**	**(61,486)**	**(18.8)**
Income Tax	**(64,795)**	**(44,053)**	**(32.0)**
Outside Equity Interests	**(736)**	**(478)**	**(35.1)**
Operating Profit After Tax	**142,219**	**175,212**	**23.2**
Divestments			
- EBIT	58,221	149,063	
- Tax	18,617	(11,617)	
- Outside Equity Interests	(4,019)	-	
Net Gain (after Tax)	**72,819**	**137,446**	**88.8**
EBIT (post SGARA & Divestments)	**341,650**	**430,292**	**25.9**
- Wine Group	158,421	250,480	58.1
- Water Heater Group	76,245	183,244	140.3
- Packaging Group	117,174	-	(100.0)
- Unallocated	(10,190)	(3,432)	(66.3)
Net Borrowing Costs (incl interest income)	**(75,679)**	**(61,486)**	**(18.8)**
Income Tax	**(46,178)**	**(55,670)**	**20.6**
Outside Equity Interests	**(4,755)**	**(478)**	**(89.9)**
Net Profit After Tax	**215,038**	**312,658**	**45.4**

The above consolidated results for Southcorp Limited take account of the following factors:

- Seven months contribution from the Packaging operations in fiscal 2001 compared with nil contribution in fiscal 2002.
- Profit on the divestment of the Packaging business in fiscal 2001; six months contribution from the Rosemount business in fiscal 2001 compared with 12 months in fiscal 2002; 12 months contribution from the Water Heater business in fiscal 2001 compared with 6 months contribution from Australasian Water Heater business and 9 months contribution from the American Water Heater business in fiscal 2002, and
- Profit from the divestment of the Water Heater business and other divestments in fiscal 2002.

Southcorp Limited
2002 Full Year Results



Keith Lambert – Managing Director & CEO
Peter Cleaves – Chief Financial Officer
20 August 2002

SOUTHCORP LIMITED

Structure

1. Progress in Establishing a Premium Wine Company
   - Keith Lambert

2. Financial Results - Peter Cleaves

3. Market Issues - Keith Lambert

4. Outlook & Summary – Keith Lambert

Progress in Establishing a Premium Wine Company

Keith Lambert

Establishing a Premium Wine Company

Areas of Focus:

- Wine Focus – Packaging and Water Heater businesses sold
- Single View of Business – Core business system implemented
- Customer Focus – Sales competencies upgraded
- Profitable Growth Focus – Core brand strategy

Establishing a Premium Wine Company

Progress

- $287.1 million Wine EBITA pre SGARA
- 20.9% growth in wine sales revenues
- 11.9% growth in wine volumes to 22.2 million cases
- 8.1% growth in wine revenue / case to $67.34
- $707 million debt reduction; gearing (net debt/net debt + equity) – from 40.6% to 23.8%.
- Penfolds brand: 2.8 million cases, 55% increase
- Wine free cash flow of $172.1 million
- Wine EBITA pre SGARA / case: $12.92 (up 1.7%)

Notes:
- Non statutory Wine Company data shown on a "like for like" basis, including 6 months contribution from Rosemount Wines to 31 December 2000.
- Wine sales revenues, volume and revenue / case excludes bulk wine sales
- EBITA pre SGARA / case calculation:
  - Excludes bulk wine sales,
  - 2001 EBITA includes add back of $45 million inventory write down and $14.5 million merger costs announced in August 2001

Southcorp's Portfolio Model



$ Per Case
$150
$150
$60
<$60
Value Brands
• Matthew Lang, Kaiser Stuhl
• Minchinbury Sparkling Wine
Strategic Focus
• 'Price Fighting" Entry Category
• Surplus Wine Depletion
Average Revenue per Case $24
Premium Commercial Ranges
• Penfolds Rawsons Retreat, Koonunga Hill, Thomas Hyland
• Rosemount Jigsaw, Diamond Blends, Diamond
• Lindemans Cawarra/Bins
• Seaview Sparkling
• Queen Adelaide
Strategic Focus
• Double Digit, Sustainable Profitable Growth
Average Revenue per Case $74
Super Premium Ranges
• Penfolds Bins > Grange
• Rosemount Show Reserve > Balmoral
• Lindemans Trio
• Wynns, Seppelt, Coldstream Hill, Devils Lair
Strategic Focus
• Maximum Profit – Vintage Driven
Average Revenue per Case $160
Average Revenue per Case $82

The Attributes of a Premium Wine Company

- Profitable volume growth
  - Volume, revenue/case; EBITA growth
- Premium commercial portfolio focus drives value
  - Improve value mix; revenue/case
- Efficiency improvements
  - Inventory management; working capital
- Strong financial focus
  - Cash flow, capex, gearing, return on capital

Improvement in Key Areas

Progress ... but significant work still to be done

	2002	2001	Chge
Profitable Volume Growth			
Volume (m' cases)	22.2	19.9	11.9%
Revenue / Case $	67.34	62.29	8.1%
EBITA pre SGARA $m	287.1	252.3	13.8%
Premium Focus			
Mix (% revenues from core brands)	79.9%	56.0%	42.7%
Revenue / Case $ for core brands	$ 86.32	$ 83.09	3.7%

Notes:

- Includes Rosemount for 6 months to December 2000 (i.e. 2001 - 12 month contribution)
- EBITA excludes SGARA (2002: $0.2 million; 2001: $36.3 million)
- Revenue excludes bulk wine sales (2002 sales: 2.7 million cases, $28.7million; 2001 sales: 0.8 million cases, $10.7 million)
- 2001 EBITA includes add back of $45 million inventory write down and $14.5 million merger costs announced in August 2001
- Core brands include Penfolds, Rosemount, Lindemans and Wynns

Improvement in Key Areas

	2002	2001	Chge
Efficiency Improvements - Wine			
Inventory / Sales %	57.8%	70.4%	-17.9%
Working Capital / Sales %	69.1%	77.2%	-10.5%
Strong Financial Focus - Wine			
Return on Capital Employed % (EBITA pre SGARA / Average Capital Employed excluding intangibles)	16.7%	15.7%	6.2%
Capex / Depreciation times	1.7	2.1	-20.0%
Capex / Sales %	5.4%	7.8%	-31.0%
Cash Flow from Operations $m	242.7	248.7	-2.4%
Strong Financial Focus - Group			
Debt $m	704.0	1,411.0	-50.1%
Gearing (Net Debt / Net Debt + Equity)	23.8%	40.6%	-41.5%
Interest Cover (EBITDA pre SGARA / Gross Interest)	7.2	4.9	46.0%
ROCE (EBITA pre SGARA / Average Capital Employed excluding intangibles)	20.6	17.5	17.9%

Notes:
- Includes Rosemount for 6 months to December 2000 (i.e. 2001 12 month contribution)
- Sales excludes bulk wine sales (2002 sales: 2.7 million cases, $28.7million; 2001 sales: 0.8 million cases, $10.7 million)
- 2001 EBITA includes add back of $45 million inventory write down and $14.5 million merger costs announced in August 2001

Overall, good progress on most key measures:

- Product mix
- Market mix
- Working capital management
- Cash flow generation

Progress in establishing a business model to achieve sustainable earnings growth in a competitive environment

Financial Results

Peter Cleaves
Chief Financial Officer

Overview – Financial Results

Statutory Group Data

($million)	2002	2001	Chge
Sales Revenue	$2,003	$2,500	-19.9%
Wine	$1,525	$1,061	+43.8%
Discontinued businesses	$478	$1,439	-66.8%
EBITA	$320.5	$311.8	+2.8%
Wine (including SGARA)	$287.3	$177.5	+61.9%
Discontinued businesses	$33.2	$134.3	-75.3%
Net Borrowing Costs	$61.5	$75.7	-18.8%
Tax	$44.0	$64.8	-32.0%
Outside Equity Interests	*$0.5*	*$0.7*	-35.1%
NOPAT (before goodwill amortisation)	$214.5	$170.6	+25.8%
Amortisation	$39.3	$28.4	+38.6%
NOPAT	$175.2	$142.2	+23.2%
Profit after tax on sale of businesses	$137.5	$76.8	
Outside Equity Interests	$0.0	$4.0	
NPAT	$312.7	$215.0	+45.4%
Earnings Per Share (cents)			
Before goodwill amortisation and sale of businesses	29.1	25.6	+13.4%
After goodwill amortisation but before sale of businesses	23.7	21.4	+11.1%
After goodwill amortisation and sales of businesses	42.4	32.3	+31.1%

Notes:
- Sales Revenue does not include other revenue
- Does not include Rosemount for 6 months to 31 December 2000
- Discontinued businesses includes Packaging (divested in FY2001) and Water Heater (divested in FY2002)

Overview – Financial Results

Statutory Group Data

	2002	2001	Chge
Trade Debtors $m	470.7	415.6	13.2%
Inventories $m	864.7	949.6	-8.9%
Trade Creditors $m	302.4	273.4	10.6%
Net Working Capital $m	1,033.0	1,091.8	-5.4%
Net Debt $m	704	1,411	-50.1%
Net Debt / Net Debt & Equity	23.8%	40.6%	-41.5%
Interest Cover times (EBITDA pre SGARA / Gross Interest)	7.2	4.5	58.4%
Capital Expenditure $m	118	139	-14.9%
Capital Expenditure / Depreciation times	2.0	1.4	37.3%
ROCE % (EBITA pre SGARA / Average Capital Employed excluding intangibles)	20.6	13.7	50.7%

Overview – Cash Flow

Statutory Group Data

$million	2002	2001	M'Ment
Free cash flow			
Wine	172.1	123.4	48.7
Water Heater	10.2	45.8	(35.6)
Packaging	0.0	21.5	(21.5)
	182.3	190.7	(8.4)
Divestment proceeds, net of costs	637.6	696.5	(58.9)
Deferred Packaging Proceeds	128.7	26.5	102.2
Proceeds from Share Issues	53.2	542.5	(489.3)
TOTAL CASH INFLOWS	**1,001.8**	**1,456.2**	**(454.4)**
Non-Wine Cashflow			
Capital Expenditure	(24.8)	(8.2)	(16.6)
Other	(32.5)	(15.2)	(17.3)
Rosemount Acquisition	0.0	(1,396.2)	1,396.2
Net Debt Acquired/Disposed	(4.9)	(96.8)	91.9
Dividends Paid	(144.0)	(106.4)	(37.6)
Interest (net)	(68.4)	(78.6)	10.2
Income Tax Paid	(28.3)	(78.2)	49.9
FX on Cash/Borrowings	8.6	(2.6)	11.2
NET CASH GENERATED	**707.5**	**(326.0)**	1,033.5

Wine – Summary Financials

Statutory Group Data

$million	2002	2001	Chge
Sales Revenue	**1,524.9**	**1,060.5**	**43.8%**
EBITDA pre SGARA	335.3	182.8	83.5%
Depreciation	- 48.2	- 41.0	17.6%
EBITA pre SGARA	**287.1**	**141.8**	**102.5%**
SGARA	0.2	35.7	-99.4%
EBITA including SGARA	287.3	177.5	61.9%
Amortisation	- 36.8	- 19.1	93.2%
EBIT	250.5	158.4	58.1%

Notes:
- Does not include Rosemount for 6 months to 31 December 2000
- Includes bulk wine sales (2002 sales: 2.7 million cases, $28.7million; 2001 sales: 0.8 million cases, $10.7 million)
- Sales Revenue does not include Other Revenue

Wine – Summary Financials

Non Statutory Group Data

	2002	2001	Chge
Volume* m cases	**22.2**	**19.9**	**11.9%**
Sales Revenue* $m	**1,496.3**	**1,237.3**	**20.9%**
EBITDA pre SGARA $m	335.3	298.2	12.4%
Depreciation $m	- 48.2	- 45.9	5.1%
EBITA pre SGARA $m	**287.1**	**252.3**	**13.8%**
SGARA	0.2	36.3	-99.4%
EBITA including SGARA $m	287.3	288.6	-0.4%
Amortisation $m	- 36.8	- 36.8	0.0%
EBIT $m	250.5	251.8	-0.5%
EBITA pre SGARA / Sales %	19.2%	20.3%	-5.5%
Revenue / Case $	$67.34	$62.29	8.1%
EBITA pre SGARA / Case $	$12.92	$12.70	1.7%

Notes:
- Includes Rosemount for 6 months to December 2000 (i.e. 2001 12 month contribution)
- Excludes bulk wine sales (2002 sales: 2.7 million cases, $28.7million, EBITA: $0 million; 2001 sales: 0.8 million cases, $10.7 million, EBITA: $0.9 million)
- 2001 EBITA includes add back of $45 million inventory write down and $14.5 million merger costs announced in August 2001
- Amortisation has been included as if for a full year 2001 contribution from Rosemount, to enable a consistent comparison

Wine – Analysis by Brands

	Volume (m cases)	Chnge pcp	Value $m	Chnge pcp	$/case	Chnge pcp
Penfolds	2.8	54.6%	311	50.0%	111.77	-3.0%
Rosemount	4.9	17.1%	468	25.3%	94.97	7.0%
Lindemans	5.9	24.0%	381	28.1%	64.90	3.3%
Wynns	0.3	-19.9%	36	-16.0%	130.49	5.0%
Core Premium Brands	**13.9**	**25.0%**	**1,196**	**29.9%**	**86.32**	**3.9%**
Other	8.3	-4.7%	300	-5.0%	35.90	-0.4%
Total (excluding bulk)	**22.2**	**11.9%**	**1,496**	**20.9%**	**67.34**	**8.1%**

Notes:
- Includes Rosemount for 6 months to December 2000 (i.e. 2001 12 month contribution)
- Excludes bulk wine sales (2002 sales: 2.7 million cases, $28.7million, EBITA: $0 million; 2001 sales: 0.8 million cases, $10.7 million, EBITA: $0.9 million)

Continued Growth in Core Premium Brands



Million 9L Cases
16
14
12
10
8
6
4
2
0
1997
1998
1999
2000
2001
2002
4.8
1.4
2.2
6.0
2.0
2.8
7.4
2.5
3.2
8.9
3.2
4.1
10.7
4.2
4.7
13.6
4.9
5.9
Compound Annual Growth 1997-2002
Rosemount 28.5%
Lindemans 21.8%
Penfolds 18.5%
Total 23.2%

Note:
Wynns volumes not included due to size of case volumes relative to Penfolds, Rosemount and Lindemans.

Regional Analysis – Overview



VOLUME*
VALUE*
EBITA*
X.X
$X
$X
100%
80%
60%
40%
20%
0%
Americas
Europe
Australasia
44%
9.7
m'cases
32%
$485m
28%
$80.9m
2002
2002
2002

Notes:

- Excludes bulk wine sales (2002 sales: 2.7 million cases, $28.7million, EBITA: $0 million; 2001 sales: 0.8 million cases, $10.7 million, EBITA: $0.9 million)

Regional Analysis – Overview

	Australasia		Europe		Americas	
	FY2002	Change	FY2002	Change	FY2002	Change
Volume (cases m)*	9.7	2.3%	7.4	17.3%	5.1	25.9%
Sales Revenue ($m)*	485	-1.9%	487	39.9%	524	32.7%
EBITA - Pre SGARA ($m)	80.9	8.7%	71.9	161.5%	134.3	49.2%
EBITA/Sales (%)	16.7%	10.8%	14.8%	86.9%	25.6%	12.4%
$/Case ($)	49.82	-4.1%	65.78	19.2%	103.03	5.4%
EBITA/Case ($)	8.31	6.3%	9.72	122.8%	26.39	18.5%

Notes:
- 2001 EBITA excludes $45 million inventory write down and $14.5 million merger costs announced in August 2001
- Regional analysis is made back to base data, before adjustments of $59.5 million, as this amount cannot accurately be apportioned to regions.
- Includes Rosemount for 6 months to December 2000 (i.e. 2001 12 month contribution)
- Excludes bulk wine sales (2002 sales: 2.7 million cases, $28.7million, EBITA: $0 million; 2001 sales: 0.8 million cases, $10.7 million, EBITA: $0.9 million)

Australasia

Factors influencing performance:

- Challenging year
- Moderate volumes
- 9% growth in core brands year on year; 22% improvement in 2nd half
- Competitive market conditions impacted financial performance
- Continuing strong focus on building dominant positions for core brands

Europe

Factors influencing performance:

- Strong volume growth – up 17%
- 35% volume increase for core brands
- Progress in moving from lower value wines
- Strong growth in EBITA/sales – up to 14.8%
- Potential for further improvement in value mix

Americas

Factors influencing performance:

- Strong volume increase – up 26%
- Strong EBITA/sales – 25.6%
- Growth in Penfolds & 1.5 litre range
- Penfolds – 216K to 668K cases
- Lindemans – 2.0 to 2.2 million cases
- Rosemount – 1.6 to 2.0 million cases
- Nielsen data indicates strong demand growth

Wine – Balance Sheet Summary

$million	2002	2001	Chge
Trade Debtors	470.0	295.5	59.1%
Inventories	864.7	871.3	-0.8%
Trade Creditors	(301.5)	(212.1)	42.1%
Net Working Capital	**1,033.2**	**954.7**	8.2%
Fixed Assets	782.5	762.7	2.6%
Other Assets & Liabilities[1]	(49.6)	(80.4)	
Capital Employed (excl intangibles)	1,766.1	1,637.0	7.9%
Intangibles	1,285.3	1,322.0	-2.8%
Capital Employed	3,051.4	2,959.0	3.1%
Average Capital Employed	3,025.8	2,941.1	2.9%
Inventory / Sales	57.8%	70.4%	-17.9%
Net Working Capital / Sales	69.1%	77.2%	-10.5%
ROCE (excluding intangibles)	16.7%	15.7%	6.2%
ROCE	8.3%	7.3%	13.0%

Notes:

- 1. Other Assets & Liabilities includes, non-trade debtors, loans receivable, prepayments, investments, non-trade payables, employee entitlements and provisions
- Average Capital Employed is average of Capital Employed as at 31 December and June 30 and includes Rosemount as at 31 December 2000.
- ROCE (excluding intangibles) based on Wine EBITA pre SGARA 2002 $287.1 million, 2001: $252.3 million and
- ROCE based on Wine EBIT pre SGARA 2002: $250.3 million, 2001: $215.4 million

Wine – Operating Cash Flow

Non Statutory Data

$million	2002	2001	Mvmt
EBITDA (excluding SGARA)	335.3	238.7	96.6
Non Cash Items	(45.9)	3.2	(49.1)
Movement in Working Capital			0.0
- Trade debtors	(185.8)	9.5	(195.3)
- Inventories	53.6	(70.6)	124.2
- Trade creditors	90.8	47.5	43.3
Movement in Other Assets & Liabilities	(5.3)	20.4	(25.7)
Cash flow from operating Activities	**242.7**	**248.7**	**(6.0)**
			0.0
Capex	(81.8)	(97.0)	15.2
- Investments	(2.8)	0.0	(2.8)
- Sale of Assets	14.0	10.8	3.2
Free Cash Flow	**172.1**	**162.5**	9.6

Market Issues

Keith Lambert

Market Issues

- Promotional Spend
- Merger Benefits

Promotional Spend –The Increased Cost of Competition

- A commercial reality and integral to market focussed growth strategy
- Industry dynamics
  - Competition
  - Consolidation
  - Retailer strategies
  - Supplier based
- Promotional spend increasing as a reflection of increased cost of competition
- Southcorp approach
  - profitable growth
  - focus on margin & mix
  - volume growth to offset margin impacts

Promotional Spend – Southcorp's Approach

Strategy

- Earnings protection and enhancement
- Deliberate and selective spend
- 88% of spend in premium commercial category
- Less than 5% in Value (lower margin) category
- Strong premium global brands on low cost production

How Funded

- Improved portfolio mix
- Volume growth able to offset margin impact
- Re-investment of some merger synergies and cost improvements

Net Impact

- Volumes up 11.9%; revenues up 20.9%
- Revenue/case up from $62.29 in FY01 to $67.34 in FY02 (up 8.1%)

Southcorp's Portfolio Model


$ Per Case
$150
$150
$60
<$60
Value Brands
• Matthew Lang, Kaiser Stuhl
• Minchinbury Sparkling Wine
Strategic Focus
• 'Price Fighting" Entry Category
• Surplus Wine Depletion
Average Revenue per Case $24
Premium Commercial Ranges
• Penfolds Rawsons Retreat, Koonunga Hill, Thomas Hyland
• Rosemount Jigsaw, Diamond Blends, Diamond
• Lindemans Cawarra Bins
• Seaview Sparkling
• Queen Adelaide
Strategic Focus
• Double Digit, Sustainable Profitable Growth
Average Revenue per Case $74
Super Premium Ranges
• Penfolds Bins > Grange
• Rosemount Show Reserve > Balmoral
• Lindemans Trio
• Wynns, Seppelt, Coldstream Hill, Devils Lair
Strategic Focus
• Maximum Profit – Vintage Driven
Average Revenue per Case $160
Average Revenue per Case $82

Cost Efficiencies and Merger Benefits

- **Capture Merger Benefits**
  - Closure of 8 offices
  - Reduction in employees by 289
  - Winemaking efficiencies
  - Reduction in bottle types from 38 to 17
  - Procurement efficiencies – glass, labels and oak

- **Less complex, more efficient portfolio**
  - SKUs reduction of over 50% from 2,000 to ca 850 in FY03
  - 280 SKUs eliminated in FY02
  - Re-invested in packaging, labelling and logistics
  - Winemaking – recipe management & grape purchasing
  - Logistics & warehousing, FOB deliveries

- **Top & bottom line focus**
  - Divestment of Tulloch and Rouge Homme wineries and non-strategic vineyards/brands

Merger Benefits



Net Savings [1]
$56m
Estimated Annual Earnings Impact [2]
FY02
$1m
FY03
$37
FY04
$17
FY05+
$1m

1. Net savings after a proportion of merger cost savings were re-invested back into the business or used to offset price increases not passed on.
2. Earnings impact will be influenced by vintage impacts. For example, FY03 savings will be affected by 2000 vintage super premium shortfall and cost of grape purchases in 2000.

Outlook and Summary

Summary – Merger Progress

- The Southcorp Business Model is Working
  - Premium wine company being established
  - Revenue/case: $67.34
  - EBITA/case: $12.92
  - Core brands: 80% of total revenues
- Internal Disciplines Producing Results
  - Inventory/sales
  - Working capital/sales
  - Capex/depreciation
- Strengthened Cash Flow & Balance Sheet
- Highly competitive portfolio – providing the basis for sustainable earnings growth

Notes:
- Excludes bulk wine sales (2002 sales: 2.7 million cases, $28.7million, EBITA: $0 million; 2001 sales: 0.8 million cases, $10.7 million, EBITA: $0.9 million)

FY 03 Outlook – Key Factors

- Competitive trading conditions
  - budgeted higher spend to meet competitive environment
- Volume growth in low double digits
- US & UK provide strongest growth opportunities
- Product mix improvements
- Efficiency improvements will have more marked impact on business in FY03
- Tough conditions - $335m EBITA pre SGARA (16.7% EBITA increase) achievable

Back Up Slides

Business Portfolio Changes

The results shown on page 12 include the following:

- Seven months contribution from our Packaging operations in fiscal 2001 cf nil contribution in fiscal 2002,
- Profit on sale of our Packaging business in fiscal 2001,
- Six month contribution from Rosemount business in fiscal 2001 cf 12 month contribution in fiscal 2002,
- 12 month contribution from Water Heater in fiscal 2001 cf 6 month contribution from Australasian Water Heater and 9 month contribution from American Water Heater in fiscal 2002, and
- Profit on sale of the Water Heater business in fiscal 2002.

SGARA – 2002 vs 2001

	2002	2001	Chge
Market Value of Grapes	63.4	83.0	-23.6%
Vineyard Operating Expenses	(51.3)	(48.0)	6.9%
Gross SGARA Profit	12.1	35.0	-65.4%
Inventory Amortisation	11.0		
Vine increment/(decrement)	(0.9)	1.3	
Net SGARA Profit	0.2	36.3	

Currency Hedging & Sensitivities

USD

FY	Hedged		Unhedged		
	Rate	Proportion	Translation	Goods	Total
02	0.5794	**88.7%**	11.3%	0.0%	**11.3%**
03	0.5764	**86.5%**	12.8%	0.8%	**13.5%**
04	0.5558	**40.0%**	10.1%	50.0%	**60.0%**
05	0.5445	**25.2%**	9.0%	65.8%	**74.8%**

FY03 profit impact of FX movement (AUDm)	+ 1 cent	-0.642
	- 1 cent	0.665

GBP

FY	Hedged		Unhedged		
	Rate	Proportion	Translation	Goods	Total
02	0.3900	**91.6%**	8.4%	0.0%	**8.4%**
03	0.3824	**90.7%**	9.3%	0.0%	**9.3%**
04	0.3794	**38.2%**	7.7%	54.2%	**61.8%**
05	0.3869	**27.7%**	6.9%	65.3%	**72.3%**

FY03 profit impact of FX movement (AUDm)	+ 1 penny	-0.742
	- 1 penny	0.782

Notes:

- Average translation rates for FY '02 - USD = 0.518; GBP = 0.366
- Budget FX rates for FY03 – USD = 0.57; GBP = 0.38
- Hedged and hedgeable exposures relates principally to cost of goods (and margin) of goods sold to captive distributors in US and UK
- Translation exposures relate to profits derived by US and UK companies after paying all local costs (including purchases of wines from Australia). This is not presently covered by Southcorp's long term hedging approach, but can be subject to shorter term hedges.
- Translation exposure for the UK is a lower percentage than for the US because margins achieved are lower. Thus, proportionately more goods are bought to achieve a similar absolute value of profit.

This chart provides information on Southcorp's foreign exchange hedging approach. Southcorp typically hedges 100% of the price at which goods are sold to its UK and US operations (the selling price being cost of goods plus a margin).

The company's policy is that it can hedge between 75% and 100% of this amount in the current rolling 12 months; 50% – 75% in the second 12 months; 25% – 50% in the third period and less than 25% in the fourth period.

The company forecasts proceeds received from non Australian operations as constituting 85% - 90% of the total. The remaining 10-15% represents the profit made by the UK and US operations. This amount is not covered by any long term hedging and is subject to the prevailing exchange rates in the year the goods are sold. Southcorp's is therefore generally "unhedged" for this translation component, but has the capacity to implement shorter term hedge positions (typically for less than six months).

The tables above show the hedged and unhedged proportions of the total long term currency exposures, as well as the prevailing hedge rates. The table also shows the impact of movements in exchange rates on forecast financial year 2003 profit, that is circa. $750,000 against a one pence movement in the GBP and circa $605,000 against a one cent movement for the USD. These are subject to change. Short term hedges on the "translation" component will impact these sensitivities, but are not considered material in terms of earnings sensitivities.

Basis of Reporting

Given the transition of Southcorp to a pure wine company, the basis of reporting used varies in accordance with statutory requirements and also the Company's desire to provide appropriate 'like for like' comparative information. The following sets out the protocols used.

Sales Revenue.
Sales Revenue reflects revenues received through the normal course of business and does not include Other Revenue. The major items of Other Revenue include proceeds from sale of assets and interest received.

Statutory Group Data
The consolidated results for Southcorp Limited take account of the following factors:

- Six month contribution from Packaging operations in fiscal 2001 compared with nil contribution in fiscal 2002,
- Profit on sale of Packaging business in fiscal 2001,
- Six month contribution from Rosemount business in fiscal 2001 compared with 12 month contribution in fiscal 2002,
- 12 month contribution from Water Heater business in fiscal 2001 compared with 6 month contribution from Australasian Water Heater and 9 month contribution from American Water Heater in fiscal 2002, and
- Profit on sale of Water Heater business.

Statutory Wine Group Data
Southcorp's wine earnings are reported on slide 15 and have been derived in accordance with relevant accounting standards. The Statutory result includes only six months contribution from Rosemount (acquired as at 1 January 2001) in the 2001 financial year.

Non-Statutory Wine Data 'Like for Like' analysis
Other than the Statutory Results presented on slide 15 (and unless otherwise stated) all other data relating to wine for the 2001 financial year has been adjusted to include a 12 month contribution from Rosemount. Where indicated on the relevant slide, further adjustments have been made to provide a basis for like for like comparisons of the operating performance of the wine business between periods. These include:

- Adding back of $59.5 million of writedown and merger costs incurred in FY2001although it should be noted that on page 20 it has not been possible to show a 2001 regional EBITA comparison.
- Excluding bulk wine sales for FY2001 and FY2002 (2002 sales: 2.7 million cases, $28.7million; 2001 sales: 0.8 million cases, $10.7 million)
- Excluding the non-cash profit impact of SGARA noted as 'pre SGARA' (2002: $0.2 million; 2001: $36.3 million)

Prepared by Southcorp Investor Relations
Robert Porter
General Manager – Investor Relations & Corporate Affairs
Phone 61 2 9465 1154
Email robert.porter@southcorp.com.au
www.southcorp.com.au